Exhibit 99.1

2026

NOTICE OF MEETING, PROXY STATEMENT AND INFORMATION CIRCULAR

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

GLOBAL GAS PRODUCER | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Summary

Vermilion Energy Inc. ("Vermilion", the "Company", "we", "us", "our") hopes you join us at our shareholder meeting. Please read this Notice of Meeting, Proxy Statement and Management Information Circular ("Circular") and then vote your common shares.

Meeting Details

When	Location	Business	Recommended Vote
Wednesday May 6, 2026 at 3:00 pm Mountain Time	Virtual-only Meeting accessed at https://meetings.lumiconnect.com/400-593-993-161 (password: vermilion2026)	Receive financials	No vote required
		Set number of directors	FOR 8 directors
		Elect directors	FOR our nominees
		Appoint auditors	FOR Deloitte LLP
		Say on pay	FOR our approach

Our cover photo highlights Nature Conservancy Canada’s Coyote Lake Nature Sanctuary, located east of our Deep Basin headquarters in Drayton Valley, Alberta. Vermilion has operated in the Deep Basin - now our largest producing asset - for nearly three decades, investing in responsible growth and supporting our surrounding communities. Over the past decade, Coyote Lake has become a favorite location for our volunteer Days of Caring, where our teams have contributed to maintaining the sanctuary’s trails and amenities. Approximately 90% of Vermilion's production comes from our global gas portfolio, comprised of Canadian liquids-rich natural gas fairway in the Deep Basin and Montney, and premium-priced natural gas in Europe.

Photo credit: Nature Conservancy Canada

2026 Vermilion Energy Inc. Circular	1

Summary

Overview of 2025

Operating Highlights

Vermilion had a very impactful year, positioning ourselves as a global gas producer with top decile realized gas prices, a lower cost structure and a long-duration asset base capable of delivering sustainable free cash flow for decades to come.

Notes:
1.	See Advisory Statements in Schedule F for more information on non-GAAP financial measures.
2.	Fiscal year 2025 environmental reporting will be available mid-2026 at vermilionenergy.com/our-sustainability/

Financial Highlights

We are financially disciplined with a focus on creating long-term stakeholder value with emphasis on maintaining a strong balance sheet, generating sustainable excess free cash flow per share and increasing return of capital.

Note:
1.	See Advisory Statements in Schedule F for more information on non-GAAP financial measures.
2026 Vermilion Energy Inc. Circular	2

Summary

Strategic Advantage

Vermilion is a global gas producer, uniquely positioned with top decile realized gas pricing due to our direct exposure to premium-priced European gas and long-duration assets with our liquids-rich Canadian gas and high netback European gas assets.

2026 Vermilion Energy Inc. Circular	3

Summary

Transition Year

It was an impactful year for Vermilion. The company completed a strategic portfolio repositioning, including the acquisition of Westbrick Energy Ltd., which greatly increased the scale and duration of our core Deep Basin asset, as well as the divestiture of our Saskatchewan and U.S. assets, which focused the Company on gas-weighted assets in Canada and Europe. Our repositioned global gas portfolio is characterized by higher production per share and a lower cost structure. The long duration of our asset base and our commitment to disciplined capital allocation, combined with a low share count, benefits our shareholders through enhanced per share outcomes. With fewer than 153 million shares outstanding, Vermilion is well positioned to add meaningful per-share value as we execute on our strategic objectives. While total shareholder return (TSR) for the year was negative, this reflects the timing of portfolio changes and broader market conditions rather than a lack of underlying value creation.

In 2025, Vermilion delivered strong operational performance, achieving a 46% increase in production per share and an approximately 30% reduction in unit costs, all during a challenging macroeconomic environment. The Company reduced both capital and operating cost guidance while exceeding its production targets, reflecting strong operational execution and disciplined capital allocation. Production outperformance would have been even greater; however, management prioritized profitability by temporarily shutting in certain volumes during a period of lower natural gas prices in Canada and increasing production later in the year when prices strengthened. This approach reflects the Company’s continued focus on maximizing value rather than simply maximizing volumes.

Vermilion announced its 2026 budget, the first full year as a Global Gas Producer with our repositioned assets, as part of the Q3 2025 release on November 5, 2025. Compared to 2024 - the most recent year prior to our asset high-grading - our 2026 operational guidance reflects an over 40% increase in production per share, as well as a 30% structural improvement in capital efficiency and operating costs. We view these key operational metrics as leading indicators of an improving business that we expect to translate to our financial results, including profitability metrics such as return on capital employed, and to ultimately drive improved performance on relative TSR. Between the Q3 2025 release and March 18, 2026, Vermilion’s total shareholder return was 70%, outperforming the peer group average by approximately 30% over this period.

Performance programs delivered payouts at or above target, reflecting the achievement of critical operational and strategic milestones. This approach reinforces alignment with long-term shareholder value creation, recognizing meaningful progress during a year of changes in the portfolio. As a result, Vermilion is well-positioned to translate these initiatives into sustained shareholder value.

Mr. Hatcher, who has served as CEO for three years, led the Company through this period of portfolio repositioning. While the Board closely monitors TSR and other key performance metrics, it recognizes that the execution of portfolio changes across our diverse business requires time to deliver improvements that flow through to the bottom line. In light of this progress, the Board determined that the compensation outcomes in Schedule B were appropriate and reflect strong pay-for-performance alignment, including a 53% decrease in the realizable value of Mr. Hatcher’s LTIP award that vested in 2025 relative to his grant value.

2026 Vermilion Energy Inc. Circular	4

Meeting

Meeting

Invitation

Our shareholders are invited to attend our virtual annual general meeting (the "Meeting") where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 6, 2026 at 3:00 pm Mountain Time
Virtual access at	https://meetings.lumiconnect.com/400-593-993-161
Password	vermilion2026
Formal business

1.       Receive financial statements and auditors report for the year ended December 31, 2025

2.       Fix the number of directors to be elected at 8

3.       Elect the directors for the coming year

4.       Appoint Deloitte LLP as auditors

5.       Advisory vote on Vermilion's approach to executive compensation

After the formal meeting, we will discuss the Company's 2025 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Sincerely,

“Myron M. Stadnyk”

Board Chair

In this section:

2026 Vermilion Energy Inc. Circular	5

Meeting

Document Information

Vermilion

We use “we”, “our”, “Vermilion”, "Company" and the "Corporation" to refer to Vermilion Energy Inc. in this document.

Date of Information

Information is as of March 18, 2026 unless we note otherwise.

Meeting Materials

Notice and access notification, which will include a link to the Circular and the 2025 annual report ("Meeting Materials").

Currency

All amounts are presented in Canadian dollars. In cases where payments are made in US dollars, they are converted using the exchange rate noted.

Common Shares Outstanding

Vermilion’s common shares ("Common Shares") are our only securities entitled to vote at the Meeting.

Our Common Shares are traded under the symbol VET on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). There were 152,599,504 Common Shares outstanding at the close of business on March 18, 2026.

Value of Common Shares

We calculate compensation components using the closing price of the Common Shares on the TSX on December 31, 2025 of $11.42. If a different date is used, we indicate the relevant date and price on that date.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company beneficially owns, or controls, or directs, directly or indirectly, 10% or more of the Common Shares.

Indebtedness of Directors and Executive Officers

We do not make loans to our directors or executives and there are no loans outstanding to any of them.

Additional Information

Financial information is provided in the Company’s 2025 comparative annual financial statements

(the “Annual Financial Statements”) and related Management’s Discussion and Analysis ("MD&A").

Additional information relating to Vermilion is available on SEDAR+ at www.sedarplus.ca and on the

SEC’s website at www.sec.gov.

2026 Vermilion Energy Inc. Circular	6

Meeting

Meeting Information

Interests in Meeting Business and Material Transactions

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of 2025, is a proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the meeting other than the election of directors or the appointment of auditors.

No informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of Vermilion, any proposed director of Vermilion, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect Vermilion since the commencement of its most recently completed financial year.

Mailing of Circular

We are mailing this Circular on April 2, 2026 to our shareholders of record who have requested paper copies. We also give materials to brokers, custodians, nominees and fiduciaries, and request the materials be sent to beneficial shareholders promptly.

Notice and Access

We are delivering your Meeting Materials by providing you with a notice and posting the documents on vermilionenergy.com for you to access. Our interactive materials make it easy for you to navigate and access the content. The Meeting Materials will be available on April 2, 2026 and remain accessible for at least a year.

We are mailing a paper copy of our Meeting Materials, including our 2025 financial statements and related Management’s Discussion and Analysis ("MD&A") to all registered shareholders and beneficial shareholders who have requested paper copies. All other beneficial shareholders will receive a voting instruction form and a notice and access notification, including a link to the Meeting Materials.

We use notice and access because it is environmentally friendly and cost-effective. If you received the notice only and would like a paper copy of our materials, send us a request as set out below.

Requesting Paper Copies

We will send you a copy of the annual report (including our financial statements and MD&A), the annual information form ("AIF") and this Circular, free, on request. You can ask for paper copies by:

We file our annual report, AIF and other continuous disclosure documents with Canadian and US securities regulators. You can get copies of documents we file on SEDAR+ at www.sedarplus.ca (Canadian), on the SEC's website at www.sec.gov (US) and vermilionenergy.com.

2026 Vermilion Energy Inc. Circular	7

Meeting

Meeting Details

The ability to hold a virtual meeting expands participation to shareholders who are not able to attend the meeting in-person, and is an environmentally friendly alternative to traditional in-person meetings.

Participation

Registered shareholders and duly appointed proxyholders will be able to hear the Meeting live, submit questions, address motions and vote their Common Shares on all items of business while the Meeting is being held. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in-person, they will have an equal opportunity to participate in the Meeting, regardless of geographic location, and vote on the matters to be considered at the Meeting.

Attending

Access the Meeting online at https://meetings.lumiconnect.com/400-593-993-161 to attend. Enter vermilion2026 as the password.

Please sign in 30 to 60 minutes early. You can use a computer, tablet or smartphone, with the latest version of Google Chrome, Safari, Microsoft Edge or Firefox for a web browser. Internet Explorer is not supported.

Shareholders select “I have a Control Number/Username” and enter the number from your proxy form and the password above.

Guests select “I am a guest” and complete the requested information.

If you have any difficulties accessing the Meeting or are experiencing issues voting, please email our webcast provider: support-ca@lumiglobal.com or visit our webcast provider’s Knowledge Base at: https://support.lumiglobal.com/knowledge. You can also review our Meeting Guide, included with this Circular in Schedule G.

Asking Questions

You can ask questions before and during the Meeting if you are a registered shareholder or duly appointed proxyholder. During the business of the Meeting, each registered shareholder or proxyholder wishing to address a motion may do so once the speaker indicates the motion is open for discussion, and may have up to five minutes to contribute to the discussion on the motion. The Meeting chair will oversee the Meeting to ensure the Meeting is conducted in an orderly manner. Type the question into the main screen of the virtual meeting platform.

Shareholders may also submit questions before the Meeting to:

Registered shareholders or proxyholders can ask questions, but questions during the Meeting will be limited to the business being discussed. Questions about the Company's business can be asked after the Meeting’s official business is concluded.

2026 Vermilion Energy Inc. Circular	8

Meeting

Our moderator may aggregate similar questions. The Meeting will be recorded and posted on Vermilion's website, under the heading Invest with Us and subheading Events and Presentations.

Beneficial Shareholders

Beneficial (non-registered) shareholders who appointed themselves as a proxyholder according to the instructions provided by their nominee will be able to ask questions, address motions and vote at the Meeting as set out above.

Beneficial shareholders who did not appoint themselves as a proxyholder will only be able to participate as guests at the Meeting.

Guests

Guests will be able to listen to the proceedings of the Meeting, but cannot vote and may not ask questions or address motions.

2026 Vermilion Energy Inc. Circular	9

Meeting

Voting Information

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.

We will provide Meeting Materials to Broadridge and other intermediaries, and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

March 18, 2026 is the record date for the Meeting. If you held Common Shares on March 18, 2026, you are entitled to receive notice of the Meeting and attend and vote. You may also be entitled to vote your Common Shares if you bought Common Shares from a registered shareholder and notify Odyssey Trust Company ("Odyssey"), our transfer agent, at least 10 days before the Meeting that you want to vote at the Meeting.

Votes

You are entitled to one vote at the Meeting for each Common Share you hold.

Quorum

We can only act on the items of business if we have a quorum at the Meeting. Our quorum is at least two people holding or representing by proxy at least 25% of the outstanding Common Shares present at the Meeting. Each person must be a registered shareholder or an appointed proxyholder. Anyone who participates in the Meeting electronically counts as being present.

2026 Vermilion Energy Inc. Circular	10

Meeting

Voting Instructions

If you set out how you want to vote on your proxy or voting direction form, your proxyholder has to vote that way. If you do not set out how you want to vote, your proxyholder will decide for you.

If you sign and date the enclosed proxy or voting direction and do not specify how you want to vote, your Common Shares will be voted as follows:

Matter	Voted
Fix number of directors to be elected at 8	FOR
Elect management nominees as directors	FOR
Appoint Deloitte LLP as auditors	FOR
Advise on approach to executive compensation	FOR

Approvals

We need a simple majority (50% plus one) of the votes cast at the Meeting to approve the number of directors, elect the directors, approve the appointment of auditors, and in respect of the advisory vote on our approach to executive compensation.

Amendments or Other Business

If any amendments or other matters of business are properly raised at the Meeting, registered shareholders and duly appointed proxyholders will be able to decide to vote for or against these items. We are not aware of any changes to the current business of the Meeting or any other business to be considered at the Meeting.

Vote Counting

Odyssey counts the votes made by proxy. If you have a question about how votes are counted, please contact Odyssey at 1.888.290.1175.

NYSE Rules

Brokers who are subject to the NYSE rules and hold Common Shares (as a nominee) for a beneficial shareholder (see details starting on page 13) may not vote your Common Shares unless they have instructions from you for some items of business. If you do not provide instructions, the votes you submit for director elections and other non-routine matters, including the advisory vote on executive compensation, will not count. The number of Common Shares will be counted for quorum purposes.

Voting Questions

You can contact Odyssey directly at:

2026 Vermilion Energy Inc. Circular	11

Meeting

Registered Shareholders

You are a registered shareholder if you have the original physical share certificate in your possession or hold your Common Shares through a DRS statement.

Voting Before the Meeting

Voting Yourself During the Meeting

If you want to vote during the Meeting, you will do so electronically through the virtual meeting platform. It is your responsibility to maintain an internet connection during the Meeting.

If you use your control number to log in and have previously voted, you do not need to vote again when polls open, unless you want to change your previous voting instructions. See our Meeting Guide in Schedule G for details on attending and voting at the Meeting.

Appointing a Proxyholder to Vote During the Meeting

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder (this can be yourself, the management nominees or another person you choose). Complete the proxy form, sign it and return it. You can select the management nominees listed on the form (by leaving it as is), appoint yourself (by printing your name on the form) or designate someone else (by printing that person's name on the form). If you choose a third-party proxyholder, you will need to register them by emailing appointee@odysseytrust.com. The management nominees named in the form are already registered.

Once a proxyholder is registered, you or the proxyholder will be provided with a control number to access the Meeting. See our Meeting Guide in Schedule G for more details.

Counting Proxyholder Votes

Your votes only count if the person you appointed as proxyholder attends the Meeting and votes. For this reason, we encourage you to vote in advance of the Meeting.

Proxy Deadline

Return your completed proxy in the envelope provided so it arrives by 3:00 pm Mountain Time on May 4, 2026. If the Meeting is postponed or adjourned, your proxy must arrive at least 48 hours (excluding weekends and holidays) before the Meeting is scheduled to start. The time limit for the receipt of proxies may be waived or extended by the Chair of the Meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary by May 5, 2026 (or the last business day before an adjourned or postponed meeting).

If you previously submitted votes electronically, you may change your votes by logging in with your control number and voting again at the Meeting. Only your last voting instructions will be counted.

2026 Vermilion Energy Inc. Circular	12

Meeting

Beneficial Shareholders

Most people are beneficial shareholders. You are a beneficial shareholder if your Common Shares are not represented by one or more original physical share certificates registered in your name, but rather your Common Shares are deposited and held on your behalf by your bank, trust company, securities broker, trustee or other institution - your nominee.

Voting Before the Meeting

The Company may use the Broadridge QuickVote™ service to assist non-registered beneficial shareholders who are “non-objecting beneficial owners” with voting their Common Shares over the telephone.

Voting During the Meeting

If you want to vote during the Meeting, do not indicate your votes on the voting instruction form. You will also need to appoint yourself as a proxyholder (see Appointing a Proxyholder to Vote During the Meeting below).

Appointing a Proxyholder to Vote During the Meeting

If you want to appoint a proxyholder (yourself, the management nominees or someone else you pick) to vote for you during the Meeting, complete the voting instruction form, sign it and return it. You may choose the management nominees named in the form (fill the form out as is), yourself (print your name on the form) or someone else (print that person’s name on the form).

You will also need to register yourself or any third-party proxyholder at appointee@odysseytrust.com. The management nominees named in the form are already registered. Please also contact your nominee (also called an intermediary) in case there are additional procedures you must follow.

Once a proxyholder is registered, you or they will be provided with a control number to access the Meeting. See our Meeting Guide in Schedule G for more details.

2026 Vermilion Energy Inc. Circular	13

Meeting

Counting Proxyholder Votes

Your votes can only be counted if the person you appointed as proxyholder attends the Meeting and votes.

If you indicated your votes on the voting instruction form, your proxyholder may not vote at the Meeting. To change your vote and allow your proxyholder to vote, you will need to revoke your proxy (see below) and follow the instructions above.

Form Deadline

Return your completed voting instruction form in the envelope provided so it arrives by 3:00 pm Mountain Time on May 4, 2026. If the Meeting is postponed or adjourned, your voting instruction form must arrive at least 48 hours (excluding weekends and holidays) before the Meeting is scheduled to start. The time limit for the receipt of vote instructions may be waived or extended by the Chair of the Meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures your nominee has provided. Your nominee must receive your request to revoke your instructions before 3:00 pm Mountain Time on May 4, 2026 (or the two business days before an adjourned or postponed meeting).

Meeting Business

Financial Statements

Our consolidated financial statements for the year ended December 31, 2025 and the auditor’s report on those statements are included in the annual report.

The annual report is also filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can also find it at vermilionenergy.com or ask us for a free copy.

Number of Directors

Under our by-laws, shareholders set the number of directors. We propose that 8 directors be elected to hold office until the next annual meeting or their successors are elected or appointed.

____________________________________________________________________________

We recommend that you vote FOR fixing the number of directors to be elected at 8.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR fixing the number of directors to be elected at 8 unless you tell them to vote against this item.

2026 Vermilion Energy Inc. Circular	14

Meeting

Elect Directors

Our director nominees are:

Myron M. Stadnyk (Chair)	Stephen P. Larke
Dion Hatcher	Paul B. Myers
Corey B. Bieber	Manjit K. Sharma
James J. Kleckner Jr.	Judy A. Steele

Our nominees are well qualified to be directors of Vermilion. Each has confirmed they are eligible and willing to serve if elected. Read more about them starting on page 39.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would happen), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

____________________________________________________________________________

We recommend that you vote FOR the election of the 8 nominees set out above.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the election of the above nominees unless you tell them to withhold your vote.

Majority Voting Policy

We have a majority voting policy (the "Majority Voting Policy") in compliance with TSX requirements. A director who receives more “withhold” than “for” votes will offer to resign (unless there is a contested election). The Governance and Human Resources Committee ("GHRC") will review the matter and recommend to the Board whether to accept the resignation.

The Board will announce its decision within 90 days of the Meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

The director may not participate in any deliberations on their resignation.

A copy of the Majority Voting Policy is available at vermilionenergy.com.

2026 Vermilion Energy Inc. Circular	15

Meeting

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as the auditors for Vermilion for 2026. Deloitte was first appointed as Vermilion’s auditors in 2000.

In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

The directors will be authorized to set the fees paid to the auditors.

Audit Fees Paid

Category	Type of Work Billed for	2025 Fees	2024 Fees
Audit fees	Audit of annual financial statements and services normally provided for regulatory filings or engagements	$2,486,091	$2,703,868
Audit-related fees	Assurance or services reasonably related to the audit or review of the annual financial statements, including fees for audit-related services for prospectuses, participation fees levied by the Canadian Public Accountability Board and fees related to assets acquired or divested	$65,110	$93,954
Tax fees	Tax compliance services	$31,188	$63,068
All Other Fees	Technical guides and services fees	$25,535	—
Total		$2,607,924	$2,860,890

More information, including the Audit Committee Mandate, is available in our AIF.

____________________________________________________________________________

We recommend that you vote FOR the appointment of Deloitte LLP as auditors.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

2026 Vermilion Energy Inc. Circular	16

Meeting

Say on Pay

Vermilion has provided you with a say on our approach to executive pay since 2013. It helps us engage constructively with shareholders and ensures Board accountability for executive compensation.

At the 2025 Annual Meeting, 54,616,668 votes (94.36%) were cast in favor of our approach to executive compensation, while 3,263,278 votes (5.64%) were cast against it.

Our 2025 executive compensation program was similar in approach to 2024. Read more about how our pay aligned to 2025 performance in the Compensation section starting on page 54.

The GHRC and Board take the results of the say on pay advisory vote into account when considering compensation policies and decisions. While we anticipate your support, if the advisory vote is not well supported the Board will consult with shareholders to better understand their concerns.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept Vermilion’s approach to executive compensation disclosed in the Proxy Statement and Management Information Circular of Vermilion dated March 18, 2026.”

____________________________________________________________________________

We recommend that you vote FOR our approach to executive compensation.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

Other Business

If any other matters of business are properly raised at the Meeting, you or your proxyholder will be able to decide to vote for or against each matter. We are not aware of any other items of business to be considered at the Meeting.

2026 Vermilion Energy Inc. Circular	17

Governance

Governance

Vermilion is committed to a high standard of corporate governance because it promotes effective decision-making by the Board and is in the best interests of our stakeholders.

In this section:

2026 Vermilion Energy Inc. Circular	18

Governance

Task Force on Climate-related Financial Disclosure ("TCFD") Sustainability / ESG

Vermilion's purpose is to responsibly produce essential energy while delivering long-term value to our stakeholders. We believe that applying sustainability principles strengthens shareholder returns, expands opportunities, reduces risks and supports the communities in which we operate.

We use the TCFD framework to manage climate and broader sustainability risks and opportunities, acknowledging how climate issues connect with environmental impacts, social factors such as safety and community engagement, and governance issues.

Our TCFD index follows:

Disclosure	Source
Governance	Circular
Strategy	Annual Report MD&A (Risks in Annual Information Form)
Risk Management	Annual Report MD&A
Metrics and Targets	Annual Report MD&A
Consolidated Climate (TCFD) Report	vermilionenergy.com/our-sustainability/

Board Oversight

Integrated Sustainability is one of six strategic pillars in our long-term business plan. The Board oversees our sustainability- and climate-related strategy and performance, which includes our direction, goals and targets, and risks and opportunities.

Our Board committees provide additional ESG and risk oversight in their areas of focus, as detailed on page 22.

The Board and its Safety and Sustainability Committee ("SSC") receive briefings and performance reports at least three times per year on a variety of sustainability- and climate-related matters, including business unit updates, regulatory shifts, environmental and social trends, and/or strategic community investment activities. These are augmented by continuing education from third parties addressing various topics, including climate change and the energy sector, energy transition and ESG factors for institutional investors.

The SSC oversees long-term sustainability strategy, implementation, progress and communications. It also identifies and reviews risks and opportunities associated with sustainability issues and how those are integrated into our enterprise risk management (ERM) system.

The SSC Chair reports at least three times per year to the Board on sustainability issues, ensuring that these are considered in Board decisions such as long-range planning, budget and capital allocation, and acquisitions and divestments. In 2025, the Board and/or SSC followed its previous materiality assessment, climate scenario analysis and emission reduction target-setting by:

•	Evaluating 2024 performance against our 2025 target to reduce Scope 1 emissions intensity by 15-20% by 2025, and approving the retirement of the target in order to focus on evaluating the emission profile of our new assets and looking ahead to 2030
•	Evaluating 2024 performance against our target to reduce Scope 1 + Scope 2 emissions intensity by 25-30% by 2030 (based on 2019), and confirming the continuation of that target
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Governance

•	Approving the removal of wording referencing our aspirational vision for net zero by 2050 and confirming the retention of our climate strategy, including its four pillars of Reducing emissions, Calibrating our portfolio, Adapting to new energy and technology, and Offsetting emissions
•	Approving emission intensity reduction, asset retirement obligation (ARO) liability reductions and ESG rating agency performance contributions to the LTIP scorecard for executive and employee compensation
•	Receiving updates on sustainability-related regulations such as Europe's Methane Regulations and Net-Zero Industry Act, and projects such as ARO performance and strategic community investment
•	Reviewing corporate lobbying reporting to ensure alignment with our stated climate and other positions, including the Paris Agreement
•	Approving Vermilion's annual Modern Slavery Report in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
•	Reviewing sustainability disclosure, including the sustainability report with its associated approach to preparation, evaluation, data integrity and continuous improvement, with particular regard to evolving and/or new regulations such as Europe's Corporate Sustainability Reporting Directive and the Australian Accounting Standards Board’s sustainability reporting standards for climate-related disclosures (AASB S2).
2026 Vermilion Energy Inc. Circular	20

Governance

Management Role

A comprehensive team of executives and staff integrate sustainability throughout the organization.

Group / Role	Responsibilities
President and CEO	• Company sustainability, including climate-related risks and opportunities
Executive Committee: President and CEO, plus all Vice Presidents	• Managing sustainability and climate-related issues • Overseeing people and culture and ESG-related matters • Managing risk and opportunities on a company-wide and operational level
Vice President and Chief Financial Officer	• Risk monitoring and auditing to ensure practices are consistent with Vermilion's risk strategy and policies, including cybersecurity
Vice President Sustainability

• Leading sustainability strategy and reporting in partnership with corporate teams and business units, aligned with the long-range business plan, with direct reporting to the President & CEO

• Monitoring and managing evolving regulations, policies, risks, and opportunities, ensuring enterprise-level governance and compliance oversight

• Providing updates and governance reporting to the Executive Committee regularly and to the Board and/or SSC at least three times annually

Sustainability Team

• Advising on all aspects of sustainability, including environmental, climate and social issues, based on research and inputs from business units using a centre of excellence approach

• Reporting on sustainability matters

• Meeting regularly with business unit sustainability leads, public and government relations teams and HSE teams to discuss issues, trends and learnings

Vice Presidents of International and HSE, and North America	• Leading operational sustainability, including emissions quantification and performance against targets (where applicable), in conjunction with business unit leaders, public and government relations teams and HSE teams

Various departments also report sustainability priorities and progress as frequently as weekly to management and quarterly to the Board or committees on issues such as health, safety and environment (HSE) targets and performance, risk management, regulatory changes and public and government relations.

2026 Vermilion Energy Inc. Circular	21

Governance

Risk

The Board has ultimate responsibility to oversee risk and risk management within Vermilion. It does so with the assistance of the Board committees who provide risk oversight in areas aligned with their mandates. All committees report to the Board on the risk issues they oversee. See below for an overview of risks that each Committee is responsible for overseeing.

Risk Management

We consider the economic, environmental and social impacts of our operations and integrate the related opportunities and risks into our business strategy. Our Board is responsible for overseeing the full spectrum of risks, including those related to sustainability and climate strategy and performance. Additionally, our Board committees offer focused risk oversight within their respective areas of expertise, as outlined below:

2026 Vermilion Energy Inc. Circular	22

Governance

Cybersecurity

We manage cybersecurity risks through a combination of technologies, processes, and practices designed to prevent, detect, and respond to emerging threats. These measures are continually updated as risks evolve.

Our primary cybersecurity risks include loss or destruction of data, unauthorized disclosure of confidential customer or employee information, business disruption, theft or extortion of funds, regulatory non-compliance, loss of competitive advantage and reputational damage.

We rely on advanced controls to protect against cyber-attacks, including:

•	Enterprise-class firewall infrastructure, secure network architecture and anti-malware systems to prevent network intrusion and data loss
•	A third-party Security Operations Centre with 24/7 remote monitoring and a response team dedicated to early detection and containment of cybersecurity threats
•	Regular third-party reviews and vulnerability assessments to ensure systems are up-to-date and secure
•	Disaster recovery planning and ongoing monitoring of network traffic to identify potential malicious activity
•	Incident response processes to isolate and control potential attacks
•	Data backup and recovery processes to minimize the risk of data loss and operational disruption

We engage independent firms to test our firewalls and conduct live cybersecurity exercises. These firms also perform an annual security audit, with the results and recommended mitigation plans presented to the Audit Committee for review. Each year, employees acknowledge their adherence to the information technology responsibilities outlined in our Code of Business Conduct and Ethics (the “Code”).

Our cybersecurity and artificial intelligence risks are reviewed by the Audit Committee on a quarterly basis. The committee receives reports from the Vice President and CFO on projects to strengthen security systems, enhance cyber readiness and address existing and emerging threats. Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts.

Thanks to ongoing vigilance and comprehensive employee awareness programs, Vermilion has not experienced a material cybersecurity event in the past four years.

2026 Vermilion Energy Inc. Circular	23

Governance

Business Conduct and Ethics

We expect all of our directors, officers, employees and contractors to act with honesty and integrity. The Code outlines guiding principles that cover, among other things:

•	Workplace conduct and safety
•	Human rights
•	Fair dealing
•	Conflicts of interest
•	Securities trading
•	Anti-hedging
•	Anti-bribery and anti-corruption

The GHRC oversees our processes for compliance with and visibility of the Code. The GHRC reviews the annual sign-offs from all personnel that confirm understanding of and compliance with the Code.

Whistleblower Policy

Employees and other stakeholders may anonymously report concerns with or about:

•	Accounting, internal controls or auditing
•	Violations of law
•	Substantial mismanagement of our resources
•	Discrimination
•	Harassment

Reports may be made without fear of discrimination, retaliation or harassment through the following means:

All claims are investigated and reported annually to the GHRC.

You can find a copy of our Code and Whistleblower Policy on our website at vermilionenergy.com.

2026 Vermilion Energy Inc. Circular	24

Governance

Diversity

Board Gender Diversity

Vermilion believes that diversity is a strategic objective that leads to a broader range of perspectives and strengthens decision making. We make reasonable efforts to ensure that a diverse group of candidates, including women, are considered for appointment or nomination to the Board.

With respect to gender diversity, Vermilion remains committed to the goal outlined in our Board Diversity Policy, which aspires to have women comprise not less than 30% of the Board. As at the Meeting, women represent 25% of the Board, reflecting recent changes in membership, including new appointments made for specific expertise and strategic capabilities, and retirement of other directors. The Board also includes one member who identifies as a visible minority, reflecting our commitment to broader diversity considerations. This commitment to diversity is reflected more broadly across the organization, including at the executive leadership level, where representation has continued to strengthen, with women comprising 40% of the executive leadership team, as detailed on page 26.

Vermilion further supports diversity through our membership in the 30% Club of Canada, reinforcing our ongoing efforts to strengthen gender diversity. We remain focused on reaching the target of at least 30% female representation by the next Annual General Meeting.

The GHRC annually reviews the Board Diversity Policy and assesses its effectiveness in promoting a diverse Board.

____________________________________________________________________________

We make reasonable efforts to ensure that a diverse group of candidates, including women, are considered for appointment or nomination to the Board.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	25

Governance

Workplace Gender Diversity

Vermilion actively monitors and promotes the development and advancement of women into leadership positions, recognizing that this is in the best interests of both the company and our shareholders. In 2025, we continued our mentoring program, focusing on helping high-potential female employees develop their skills and prepare for more senior roles.

At the management level, Vermilion has made meaningful progress, with women now representing 40% of the executive committee. Increasing gender diversity within the executive team is particularly important as it directly influences day-to-day decision-making, contributes to a broader range of perspectives in leadership discussions, and helps build a stronger pipeline for future senior roles.

___________________________________________________________________________

Vermilion is committed to gender diversity as a strategic objective and has increased female representation on the Executive Committee to 40%.

___________________________________________________________________________

In 2025, we supported 17 females across our organization as part of a mentoring program aimed to accelerate professional development and support career progression. The mentees were paired with senior leaders and were supported with a range of development and networking opportunities. We will discuss the possibility of another term for the mentoring program after the current term concludes and feedback has been collected.

____________________________________________________________________________

Vermilion proudly supports community events that celebrate women and provide opportunities to network and learn from other women in business.

____________________________________________________________________________

Calgary Influential Women in Business Awards ("CIWB")

Vermilion is a supporter of CIWB which celebrates Calgarians who have achieved professional excellence while championing diverse leadership in the community. We supported CIWB’s Annual Gala as it provides women in our organization with opportunities to learn from and gain exposure to other influential female leaders in the community.

The Art of Leadership for Women

The Art of Leadership for Women is a full-day conference focused on motivating and providing essential knowledge to help women grow in their careers. In 2025, 19 women from Vermilion attended the conference, expanding their knowledge on topics like purpose driven leadership, empowering cultures of growth, and redefining diversity, equity and inclusion.

2026 Vermilion Energy Inc. Circular	26

Governance

Policies and Practices

Nominations and Board Succession

The GHRC, comprised of independent directors, nominates new directors, considering Board size, current and desired skills, and Board and individual performance evaluations. The GHRC’s objective in recruiting and nominating new directors is to continuously develop a high-performance Board, with diverse skills and deep expertise that add value to the business.

In addition to maintaining an evergreen list of potential candidates, the GHRC follows the process below:

Top candidates meet with the Board Chair, Board members and the President and CEO to determine interest, suitability and availability before the GHRC recommends Board approval of appointment or nomination.

Board Tenure

We do not have a term limit for Vermilion directors. We believe our stakeholders are well served to have directors who have developed a deep understanding of Vermilion and our industry over time as well as those with new perspectives. Vermilion has effectively balanced experience and diversity with strong Board renewal practices as can be seen by our Board tenure profile on page 37.

____________________________________________________________________________

The average board tenure is 4 years.

____________________________________________________________________________

Retirement Guideline

Absent a Board extension, a director may not stand for re-election after age 75.

2026 Vermilion Energy Inc. Circular	27

Governance

Interlocks

A board interlock occurs when two or more of our directors also serve together as directors of another public company. The Board considers interlocks when reviewing new Board candidates and approving requests to join additional Boards.

____________________________________________________________________________

There are no Board interlocks among the 2026 director nominees.

____________________________________________________________________________

Over-boarding

We follow best governance guidelines regarding director over-boarding. A director who is an executive officer of Vermilion can sit on one outside public company board, and a director who is a non-executive Board member can sit on five public boards in total.

____________________________________________________________________________

All of our directors comply with the over-boarding governance guidelines.

____________________________________________________________________________

Independence and Board Committees

We have adopted independence standards that align with Canadian requirements and NYSE rules to determine which of our directors are independent. We also voluntarily include independence items that U.S. companies must comply with, which are similar to Canadian audit committee independence requirements, for our GHRC members.

Each year directors complete a questionnaire about their independence. The Board reviews the results in light of our standards and determines which directors are independent.

All of the AC and GHRC members meet the independence standards that apply to them. You can find a summary of independence standards on our website at vermilionenergy.com.

____________________________________________________________________________

All of our non-executive directors are independent.

____________________________________________________________________________

Sessions Without Management

Our Board and committee Chairs facilitate discussion among directors in-camera without management present. Matters arising for discussion with management are communicated by the Chair of the Board.

____________________________________________________________________________

In 2025, a session without management was held at each

quarterly Board and committee meeting.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	28

Governance

Director Orientation

We tailor our orientation program for the individual needs and experience of each new director. We ensure they receive detailed information on Vermilion’s strategy, operations and governance practices.

Our director orientation program covers six main components.

Continuing Education

Our directors are responsible for maintaining the skills and knowledge needed to meet their duties to Vermilion. They are encouraged to attend relevant courses or seminars. We also keep our directors up to date in several ways.

In 2025, all Board members participated in two Vermilion-sponsored sessions focused on European gas market energy dynamics and economic updates. See Schedule A for the details of the other continuing education sessions Vermilion's directors completed in 2025.

2026 Vermilion Energy Inc. Circular	29

Governance

Board Assessment

Our annual Board assessment process includes one-on-one interviews as well as targeted written questionnaires. The process has four components:

____________________________________________________________________________

Our 2025 Board Evaluation results indicated that all of our individual directors,

all committees and the Board effectively fulfilled their duties.

____________________________________________________________________________

Structure

Our committees and the Board may also engage outside advisors as they deem appropriate.

2026 Vermilion Energy Inc. Circular	30

Governance

Board and Committees Mandates

For years, our Board has provided oversight on the Company’s stewardship, ensuring independent management of Vermilion's business and affairs.

Our Board and each committee have adopted mandates that outline various responsibilities and duties as described below. The Board and each committee annually review their respective mandates and consider any recommended changes.

A copy of the Board Mandate is included in Schedule C. You can review copies of our Committee mandates at vermilionenergy.com. Our various mandates cover:

2026 Vermilion Energy Inc. Circular	31

Governance

Board Members

Each of our directors must act honestly and in good faith with a view to the best interests of Vermilion. The Board expects all directors to:

•	Be prepared for and attend all Board meetings
•	Participate fully in Board discussions, while maintaining effective and collegial relationships
•	Assist in external communications if requested by management
•	Avoid and/or promptly disclose conflicts of interest (real or perceived), including serving on another board of a company that operates in Vermilion’s key areas
•	Be knowledgeable about our business and industry through orientation and continuing education opportunities
•	Understand the regulatory, business, social and political environments in which we operate
•	Participate on committees and be knowledgeable about their roles and responsibilities
2026 Vermilion Energy Inc. Circular	32

Governance

Committees

Our committees assist the Board by providing closer oversight and reviews of matters within their respective areas. Our committees report to the Board on their activities and make necessary recommendations to the Board.

Committee	Short Name
Audit	AC
Governance and Human Resources	GHRC
Safety and Sustainability	SSC
Technical	TC

2026 Vermilion Energy Inc. Circular	33

Governance

Other Board Governance Practices

We Do or Have
• 100% independent Board, except for our President and CEO	• Annual strategy and risk session
• Skilled directors	• Committees with relevant experience
• Average tenure of 4 years	• Deep dive orientation of new directors
• Individual majority voting	• Paid continuing education
• Director share ownership requirements	• Access to external advisors for committees
• Code of Business Conduct and Ethics with annual certification	• Prohibition on hedging of Common Shares

2026 Vermilion Energy Inc. Circular	34

Governance

Engagement

Stakeholder Expectations

Vermilion recognizes stakeholder expectations that we deliver strong financial performance responsibly and ethically. We prioritize:

Stakeholder Engagement

We believe that regular and open dialogue with our shareholders and other stakeholders is important to our success. We engage with shareholders and others according to our Disclosure Policy.

Our Board, executives and investor relations representatives engage with institutional and retail shareholders, sell-side research analysts and sales representatives, government officials and other interested parties throughout the year. We participate in numerous events and maintain several avenues of communication for stakeholders.

2026 Vermilion Energy Inc. Circular	35

Governance

Engagement Options and Opportunities

Item / Activity	Description
Annual general meeting	Shareholders may ask questions of the Board and executives
Investor meetings	Formal and informal across North America, Europe, Australia and Asia
Conferences and expositions	Industry-based, for institutional and retail investors (17 in 2025)
Conference calls	Accessible by phone and internet with the investment community, including open question and answer sessions
Investor Relations hotline 1.866.895.8101 and inbox investor_relations@vermilionenergy.com	For timely responses to questions from investors and interested stakeholders
Vermilionenergy.com website	To access detailed consolidated and segmented corporate and investor information and all regulatory filings
Online sustainability report	Including performance metrics and management approaches to sustainability matters
Direct communication with the Board	See the next section for how to contact the Board

Communicating with the Board

Shareholders and other stakeholders may communicate with any Vermilion director at:

Please use the mailing address above to communicate anonymously or confidentially. Please mark the name of the director or their role (e.g. Board Chair) on the envelope and mark it confidential.

The Board has requested that items unrelated to their duties, such as questions about day-to-day operations or advertising, not be distributed to the directors. We review the content of communications before they are distributed to directors.

Shareholder Proposals

Shareholders who wish to make a proposal should refer to section 136 of the Business Corporations Act (Alberta) for a full description of the procedures to follow. You can send your proposal to the care of our Corporate Secretary at the same address above.

2026 Vermilion Energy Inc. Circular	36

Directors

Directors

The following pages set out information regarding each of the director nominees, including a brief summary of their experience and qualifications, age, compensation and share ownership information.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee the Corporation's business and to carry out its duties and responsibilities.

All of our director nominees are independent, except for Mr. Hatcher, our President and CEO, for a total of 88% independent. Messrs. Bieber and Myers joined the board of directors (the "Board") effective August 8, 2025 and September 2, 2025 respectively. Upon their appointments, Mr. Bieber joined the Safety and Sustainability and Audit Committees, while Mr. Myers joined the Safety and Sustainability and Technical Committees. The committee assignments outlined below reflect those in effect as of the 2026 Annual General Meeting.

					Committee
Director	Independence	Gender	Age	Tenure	AC	GHRC	SSC	TC

Stadnyk	Independent	M	63	4 years
Hatcher	Non-Independent	M	52	3 years
Bieber	Independent	M	62	1 year
Kleckner	Independent	M	68	5 years				Chair
Larke	Independent	M	54	9 years		Chair
Myers	Independent	M	63	1 year			Chair
Sharma	Independent	F	60	5 years	Chair
Steele	Independent	F	66	5 years

All committee mandates can be found at www.vermilionenergy.com.

In this section:

2026 Vermilion Energy Inc. Circular	37

Directors

Board Changes

Recently, the Board experienced several transitions, including the retirement and appointment of new directors in 2025. As part of the normal board succession plans, two existing directors will be retiring and will not stand for re-election at the 2026 AGM. As a result, subject to the re-election of the proposed director nominees, female representation on the Board will temporarily fall below our long-term diversity objective of 30% after the 2026 AGM. While this threshold will not be achieved with our current nominees, the Board remains committed to diversity, equity and inclusion. We continue to view diverse perspectives, backgrounds and experiences as critical to effective governance and long-term value creation, and will prioritize diversity as an important consideration in future Board refreshment and succession planning.

The chart below illustrates female representation on the Board over the past five years, providing historical context for the 2026 year.

2026 Vermilion Energy Inc. Circular	38

Directors

Nominees

Experience	Over 35 years oil and gas industry experience, both domestic and international, including project management, operations and leadership
Other / Past Directorships (5-year history)	• Prairie Sky Royalty Ltd. (2018 to 2022) • Veren (previously Crescent Point Energy) (2020 to 2025) • Mancal Group (since 2021)
Background

• President (2009 to 2012) and President and CEO of ARC Resources Ltd. (2013 to 2020) transforming it from a royalty trust to a top-tier Montney producer

• Domestic and international roles at a major oil and gas company, including project management and operations

Education	• B.Sc. Mechanical Engineering, University of Saskatchewan • Harvard Business School Advanced Management Program
Other

• Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

• C.J. Mackenzie Distinguished Lecturer, College of Engineering, University of Saskatchewan (2022)

• Institute of Corporate Directors designation

• Inducted into Saskatchewan Oil & Gas Hall of Fame (2024)

Note:

1.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	39

Directors

Experience	Over 25 years of industry experience focused on production and operations engineering, asset management and business development, working onshore and offshore in Europe and Canada
Current Role

• President (since Jan 1, 2022) and CEO (since March 7, 2023)

• Various executive and management roles at Vermilion including President (2022 to 2023), Vice President, North America (2020 to 2021), Vice President, Canada Business Unit (2016 to 2020) and Director, Alberta Foothills - Canada Business Unit (2014 to 2016)

• Joined Vermilion in 2006 as a Senior Exploitation Engineer on the France team and in 2008 progressed to the role of France Exploitation Manager

Background	• Prior to joining Vermilion worked at Chevron for nine years in operations, technical and project management roles both onshore and offshore
Education	• B.Sc. Mechanical Engineering (Dean's List), Memorial University of Newfoundland
Other	• Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

Note:

1.	Calculated based on the total number of Common Shares on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.
2026 Vermilion Energy Inc. Circular	40

Directors

Experience	Over 40 years of financial, strategic and operational leadership across the energy sector, with deep expertise in capital markets, corporate governance, investor relations and enterprise risk management
Other / Past Directorships (5-year history)	• Trans Mountain Corporation (since 2025) • Veren Inc. (2025)
Background

• He served in multiple executive roles at Canadian Natural Resources Limited (“CNRL”), including Chief Financial Officer and Executive Advisor where he was a member of CNRL’s Management Committee for over a decade

• Prior to CNRL, Mr. Bieber was engaged in various financial and leadership roles at Enbridge Inc., Nexen Inc. and KPMG where he developed extensive financial and reporting skills as well as significant experience in financial oversight and systems of internal control

• Mr. Bieber’s community efforts include active involvement of various industry initiatives and with charitable activities such as the United Way and as a Member of the Heart & Stroke Alberta Board

Education	• B. Comm, University of Calgary
Other	• Certified Professional Accountant
Notes:
1.	Mr. Bieber joined the Board effective August 8, 2025, and his fees were prorated to reflect his start date.
2.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	41

Directors

Experience	Over 35 years in oil and gas US onshore and international
Other / Past Directorships (5-year history)	• Great Western Petroleum (2021 to 2024) • Parsley Energy (2019 to 2021)
Background

• Most recently CEO of Jagged Peak, which focuses on production and development in the Permian Basin

• Various executive roles at Anadarko Petroleum Corporation and Kerr McGee Corporation

• Extensive operational and technical experience in US onshore and international oil and gas operations including leadership over a full range of exploration, development, production and operating priorities, including mergers and acquisitions, health, safety and environment, community and government relations and enterprise risk management

Education	• B.Sc. Petroleum Engineering, Colorado School of Mines
Other	• Member of Society of Petroleum Engineers
Note:
1.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.
2026 Vermilion Energy Inc. Circular	42

Directors

Experience	Over 25 years in energy capital markets, including research, sales, trading and equity finance
Other / Past Directorships (5-year history)	• Winterspark Capital (since 2024)
Background

• Various partner and senior leadership roles in private equity and investment dealer companies, most recently as Operating Partner and Advisory Board member with Azimuth Capital Management (an energy-focused private equity fund based in Calgary)

• Formerly, Managing Director and Executive Committee member with Peters & Co. (Peters) (2005 to 2015) and Vice President and Director with TD Newcrest (1997 to 2005)

Education	• B.Comm. (Distinction), University of Calgary
Other

• Chartered Financial Analyst

• Institute of Corporate Directors designation

• Fundamentals of Sustainability Accounting (FSA) Credential Holder

• Received leading rankings in the Brendan Wood International survey of institutional investors at Peters and TD Newcrest

• Global Competent Boards ESG Designation

Note:

1.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	43

Directors

Experience	Over 40 years of global experience in oil and gas exploration, development and leadership
Background

• Founder and Chief Executive Officer of Canbriam Energy

• Following Canbriam Energy's acquisition by Pacific Oil and Gas in 2019, he served as President of Pacific Canbriam Energy until his retirement in 2025

• Mr. Myers previously served as Chief Executive Officer of Esprit Energy Trust and Vice President, Deepwater Gulf of Mexico, at Encana

Education	• Executive MBA, University of Calgary • Master of Science in Geology (Geophysics emphasis), University of Kansas • Bachelor of Science in Geophysics, Lehigh University
Notes:
1.	Mr. Myers joined the Board effective September 2, 2025, and his fees were prorated to reflect his start date.
2.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.
3.	Based on committee membership as of March 18, 2026.
2026 Vermilion Energy Inc. Circular	44

Directors

Experience	Over 35 years of depth and experience navigating a wide range of operational matters in a variety of industries, with a comprehensive background in finance, business development, governance, and risk management
Other / Past Directorships (5-year history)	• Export Development Canada (since 2020) • GE Canada Pension Trust Committee (2007 to 2023)
Background

• CFO, WSP Canada overseeing finance, real estate, and procurement

• GE Canada - held various senior management roles over 20+ years, lastly as its CFO with responsibilities spanning strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion

Education	• B.Comm. (Honors), University of Toronto
Other	• Fellow Chartered Professional Accountant • Institute of Corporate Directors designation • Global Competent Boards Designation • Recognized as one of Canada’s Top 100 Most Powerful Women (2019)

Note:

1.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	45

Directors

Experience	Over 35 years of business experience including 26 years in the energy industry, specifically energy trading; natural gas, wind and biomass electricity generation; and regulated electric utilities
Current Role

• President and COO of Emera Energy Inc., the energy trading subsidiary of Emera Inc. (TSX:EMA), responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development

• Member of Emera Inc. Executive Leadership Team, Sustainability Management Committee, Enterprise Risk Committee and Executive Leadership Safety Advisory Council

Other / Past Directorships (5-year history)	• Canadian Blood Services (2017 to 2025) • St. Francis Xavier University (2016 to 2022)
Background	• Various executive and senior management roles over 26 years with Emera • 14 years with Ernst & Young before joining Emera
Education	• Bachelor of Public Relations, Mount Saint Vincent University
Other	• Fellow Chartered Professional Accountant

Note:

1.	Calculated based on the total number of Common Shares and DSUs on March 18, 2026 multiplied by $17.34 (the TSX closing price on March 18, 2026), in accordance with the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	46

Directors

Share Ownership

Vermilion's share ownership policy (the "Share Ownership Policy") requires non-executive directors to hold three times their retainer. Board members have five years from their appointment or promotion date to comply.

Common Shares and Deferred Share Units ("DSUs") count toward share ownership requirements for directors. The value for each director was calculated by multiplying the total number of Common Shares and DSUs on March 18, 2026 by $17.34 (the TSX closing price that day). See Schedule A for a table of year-over-year changes in director share ownership.

Attendance

Attendance is calculated including all regular Board and committee meetings, as well as Board strategy sessions held since the director’s appointment. See Schedule A for more information.

____________________________________________________________________________

In 2025, the Board and committee attendance rate was 100%.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	47

Directors

Skills Matrix

Our Board members have significant relevant experience in all facets of our business. Those directors who have senior leadership or significant operational experience in each area are highlighted below. All other directors have some familiarity and specific experience in all areas.

Area	Stadnyk	Hatcher	Bieber	Kleckner	Knickel[1]	Larke	Myers	Roby[1]	Sharma	Steele
CEO / Senior Officer Experience in senior leadership roles with responsibility for overall organizational performance, operational decision-making and leading teams through complex business environments.	✓	✓	✓	✓	✓		✓	✓	✓	✓
Financial & Accounting Experience Experience in financial accounting, audit, reporting, internal controls and corporate finance/capital markets. Ability to critically read and analyze financial statements.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning & Business Development Experience in developing and executing long-term strategies, including capital allocation, portfolio management, mergers and acquisitions, and responding to industry, market and competitive dynamics.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
International Operations & Global Markets Experience operating in international markets, with awareness of the cultural, economic and regulatory dynamics of doing business across jurisdictions.	✓	✓	✓	✓	✓		✓	✓	✓	
Governance / Board Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors) that provides a good understanding of the requirements of good corporate governance, including ethics and anti-corruption.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	✓	✓		✓		✓	✓	✓		
Human Resources & Compensation Experience in human resources management, organizational culture, succession planning, and compensation programs, including specific expertise in executive compensation and incentive design to align pay with performance.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil & Gas Operations Knowledge of the energy sector, including exploration, development, production, resource management and marketing, with an understanding of operational risks and opportunities.	✓	✓	✓	✓	✓		✓	✓		
Reserve Evaluation General experience with or executive responsibility for oil and gas reserve evaluation.	✓	✓		✓			✓	✓		
Risk Management Experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability, HSE & Climate Executive responsibility or expertise in health, safety and environment (HSE), combined with knowledge of environmental, social and governance (ESG) factors, diversity and inclusion, and climate-related risks and opportunities, including greenhouse gas reduction strategies and evolving regulatory expectations.	✓	✓	✓		✓	✓	✓	✓		✓
Technology Expertise Proven leadership of IT initiatives or executive responsibility for information technology, with strong knowledge of cybersecurity practices, standards and controls to protect systems and data, and experience overseeing emerging technologies such as data analytics, AI, machine learning and digital transformation.			✓					✓

Note:
1.	Ms. Knickel and Mr. Roby are not standing for re-election at the Meeting.
2026 Vermilion Energy Inc. Circular	48

Directors

Interlocks

There are no interlocks - where Vermilion directors serve together on the same outside board - among the 2026 director nominees.

The table below includes a list of our director nominees and their respective public boards.

Sanctions, Orders or Bankruptcies

Bankruptcies

To our knowledge, except as described below, no proposed director (nor any personal holding company of any of such persons): (a) is, as of the date of this Circular, or has been within the ten years before the date of this Circular, a director or executive officer of any company (including Vermilion) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Carin Knickel, who served as a director of Vermilion until the Meeting, was a board member of Whiting Petroleum Corporation from 2015 to 2020. Whiting Petroleum filed for bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

Cease Trade Orders

To our knowledge, no proposed director (nor any personal holding company of any of such persons) is, as of the date of this Circular, or was within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Vermilion), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

2026 Vermilion Energy Inc. Circular	49

Directors

Penalties or Sanctions

To our knowledge, no proposed director (nor any personal holding company of any of such persons), has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2026 Vermilion Energy Inc. Circular	50

Directors

Director Compensation

Philosophy

We compensate directors considering current market conditions and competitive practices, in alignment with our pay-for-performance philosophy.

Our total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We review the package regularly to ensure we can attract and retain the skilled members needed on the Board.

Review and Approval

The GHRC is responsible for reviewing and approving director compensation. The Committee regularly reviews director compensation against the peer group and industry practices used to measure corporate performance. See page 76 for the peer group.

In 2023, the GHRC approved changes to director compensation that took effect January 1, 2024. The changes included integrating meeting fees into the annual retainer, adjusting the chair retainers for the Audit and GHRC and decreasing the amount of the annual retainers, resulting in an average decrease of 13.5% in compensation for non-chair directors. Starting in 2024, Canadian and US directors received the same Canadian dollar value for retainers, converted and paid in their home country currency. The current compensation structure is outlined in the section below.

Director Compensation Structure

Board Position	Annual Retainer	Chair Retainer	Total Compensation
Board Chair	$330,000	—	$330,000
Audit Chair	$235,000	$20,000	$255,000
GHRC Chair	$235,000	$15,000	$250,000
Other Chair	$235,000	$10,000	$245,000
Board Member	$235,000	—	$235,000

Components

Our directors' compensation may be paid in DSUs, Common Shares, cash or any combination payment. Directors may elect to receive all compensation in DSUs. Beginning in 2026, the option to receive compensation in the form of Common Shares was eliminated.

____________________________________________________________________________

Directors must take 50% or more of their annual retainer in DSUs until they meet their share ownership requirements.

____________________________________________________________________________

Directors who have met their share ownership requirement must take at least 25% of their annual retainer in DSUs.

2026 Vermilion Energy Inc. Circular	51

Directors

Effective in 2026, DSUs will be granted in April and credited to DSU accounts annually, replacing the prior practice of quarterly credits. Cash retainers continue to be paid quarterly, following the period in which they are earned.

Deferred Share Unit Plans

Our legacy Deferred Share Unit Plan will continue to govern grants made under it. The Omnibus Incentive Plan (the "Plan") governs DSU grants made after May 11, 2022.

____________________________________________________________________________

The only equity directors receive are DSUs provided in lieu of their cash retainer.

____________________________________________________________________________

The pricing to determine the number of DSUs is based on applicable five-day volume weighted average price ("VWAP") prior to the grant date (the TSX for Canadian directors or the NYSE for US directors).

____________________________________________________________________________

Non-employee directors can elect to receive DSUs for up to 100% of their total compensation.

____________________________________________________________________________

2025 Compensation Paid

Directors did not receive any compensation other than their retainers in 2025.

____________________________________________________________________________

In 2025, Vermilion directors together earned $2,134,293 in total. 59% was paid in DSUs.

____________________________________________________________________________

Each director’s total compensation is included in their biographies. See Schedule A for the following tables regarding 2025 director compensation:

•	Summary Compensation Table
•	DSUs Delivered in Lieu of Cash Retainers in 2025
•	December 31, 2025 DSU Awards and Value
•	Changes to Number and Value of Shares and DSUs Held
2026 Vermilion Energy Inc. Circular	52

Compensation

Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The GHRC is pleased to share an overview of Vermilion’s performance in 2025 and a summary of how we determined 2025 executive compensation.

In the following pages you will find detailed discussions of our philosophy and how it aligns with corporate performance. Our objective is to incentivize exceptional performance that will benefit shareholders. To do this, we ensure that 83% of overall executive compensation for our named executive officers ("NEOs") is tied to performance.

____________________________________________________________________________

83% of executive compensation is performance-based.

____________________________________________________________________________

Pay-for-Performance

We are accountable for ensuring that the links between pay and our business goals are appropriate and strongly aligned with your interests as shareholders. We also consider how to mitigate compensation-related risk to Vermilion.

In this section:

2026 Vermilion Energy Inc. Circular	53

Compensation

Executive Compensation Highlights

Our compensation program is designed to reward management for long-term value creation. It reflects the size, scope and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median of our peer group.

Greater than 83% of executive compensation for our NEOs is tied to our balanced short-term incentive plan ("STIP") and long-term incentive plan ("LTIP") corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”). The scorecards include operational and financial performance, health, safety and environment, sustainability, strategic and shareholder value metrics. See details starting on page 68.

____________________________________________________________________________

President and CEO and other NEOs' performance-based compensation was 86% and 82% of total compensation, respectively.

____________________________________________________________________________

2025 Named Executive Officer Compensation Relative to 2024

Total direct compensation for NEOs increased by 31% compared to 2024, primarily due to the addition of Ms. Conrad as Vice President, Business Development who received a new hire LTIP award and a forfeited compensation payment on hire. Ms. Conrad brings strategic leadership with extensive experience in capital allocation, financial analysis, corporate strategy, and mergers and acquisitions - skills particularly valuable to Vermilion.

Peer Group

Effective January 1, 2025, Vermilion revised its peer group to include five similarly sized companies (Advantage Energy Ltd., International Petroleum Corp., Nuvista Energy Ltd., Obsidian Energy Ltd., and Tamarack Valley Energy Ltd.) and removed Enerplus Corp. (due to consolidation) and ARC Resources Ltd. (as they no longer met our size criteria). During 2025, two peers - Veren, Inc. and MEG Energy Corp. -were acquired. Total Shareholder Return ("TSR") for these companies was reported as of their delisting dates.

Long Term Incentive Program

In 2024, a full review of Vermilion’s LTIP scorecard was conducted for 2025 implementation. Adjustments were made to align with peer practices and shareholder experience, including:

•	adding an annualized return metric to better reflect shareholder outcomes
•	revising the ESG category by removing ESG rating agency measures and increasing the ARO reduction metric
•	replacing EBIT-ROACE with a higher weighting on the 3-year ATAX PDP recycle ratio
•	minor adjustments to other performance weightings

These adjustments increased the weighting on return metrics from 38% to 45%, reflecting our commitment to more closely aligning our outcomes with those of shareholders.

Until April 1, 2028, two scorecards will be maintained to accommodate awards vesting prior to that date. The new 2025 scorecard is on page 71.

2026 Vermilion Energy Inc. Circular	54

Compensation

2025 Financial and Operational Key Achievements

It was an impactful year for Vermilion, repositioning the Company as a Global Gas Producer with long-duration assets, improving profitability and growing free cash flow ("FCF")1 per share. Through the acquisition of Westbrick Energy Ltd. and the divestments of our Saskatchewan and United States businesses, our go-forward strategy is focused on our gas-weighted assets in Canada and Europe. Our portfolio is anchored by liquids-rich gas assets in the Deep Basin and Montney, complemented by premium-priced European gas assets in Germany, Ireland and the Netherlands.

Our repositioned global gas portfolio is characterized by higher production per share and a lower cost structure, the combination of which delivers growing FCF - all underpinned by high-quality, long-life assets. Through acquisitions and exploration, we have secured large in-place resource that provides decades of development opportunities. We continue to improve on controllable elements of our business - including safety, production and costs - driving stronger profitability. Our strategic investments in Mica Montney infrastructure to achieve our target production of 28,000 boe/d, while leveraging existing Deep Basin infrastructure to profitably grow production, along with development of an existing large gas discovery in Germany, will deliver a sustainable increase in excess free cash flow ("EFCF")1. The long duration of our asset base and our commitment to disciplined capital allocation, combined with a low share count, benefits our shareholders through enhanced per share outcomes. With fewer than 153 million shares outstanding, Vermilion is well positioned to add meaningful per-share value as we execute on our strategic objectives.

Financial Results	• Fund flows from operations ("FFO")[1] of $1.0 billion and free cash flow ("FCF")[1] of $375 million, fully funding $635 million of exploration and development capital expenditures while strengthening the balance sheet
• Reduced net debt[1] by more than $700 million since Q1 2025, ending the year at $1.34 billion and achieving a net debt to four quarter trailing FFO ratio[1] of 1.4x
• Returned $116 million to shareholders through dividends and share buybacks, including $80 million in dividends and the repurchase and cancellation of 3.1 million shares under the NCIB
Operational Results	• Achieved record annual average production of 119,919 boe/d, reflecting growth of 46% per share year over year
• Closed significant acquisition in Alberta Deep Basin, expanded Montney infrastructure and improved DCET[1] efficiency
• Brought online Osterheide well in Germany, successfully drilled and brought online two wells in the Netherlands
HSE and ESG	• Continued improvement in Motor Vehicle Incidents, reduced spill intensity and updated Health, Safety & Environment Management System
• Retired our 2025 15-20% Scope 1 emissions intensity reduction target, with ~16% reduction at year-end 2024 compared to 2019 baseline
• Ahead of ARO reduction target to achieve $500MM reduction by 2027, with $590MM reduced at end of year 2025 (not including upward adjustments to ARO from acquisitions or other factors)
Note:
1.	See Advisory Statements in Schedule F for more information on non-GAAP measures.
2026 Vermilion Energy Inc. Circular	55

Compensation

Overview of 2025 Pay Decisions

The outcomes of the 2025 compensation program are below:

NEOs	Base Salary	STIP Award	LTIP Award	New Hire LTIP Award (Vests in Three Installments)			Forfeit Compensation Payment (2 yr clawback)	Total Compensation
				Vests 2026	Vests 2027	Vests 2028
Hatcher	$600,000	$848,000	$2,850,001	—			—	$4,298,001
Glemser	$425,400	$512,000	$1,380,009	—			—	$2,317,409
Conrad	$350,500	$338,000	—	$669,174	$730,006	$730,006	$1,000,000	$3,817,686
Kerwin	$355,250	$352,000	$730,009	—			—	$1,437,259
McQuaig	$340,800	$352,000	$730,009	—			—	$1,422,809

Our 2025 compensation program closely mirrors 2024, combining base salary with short-term and long-term incentives tied to operating and financial results, targeting the market median. An independent analysis by Lane Caputo confirmed our compensation was slightly below the market median, leading to targeted adjustments in base salary, bonuses and LTIP awards for 2025.

Reflecting pay-for-performance alignment, realized pay decreased by 19% year over year. See Schedule B for additional detail.

____________________________________________________________________________

We target pay at the market median.

____________________________________________________________________________

Base Salary Changes

All base salary changes reflect adjustments to align with median pay of peers for similar positions. Mr. McQuaig received a 13.6% increase to reach a target competitive salary for his role as VP, North America. Ms. Conrad was not provided a base salary increase in 2025 based on her start date and is therefore excluded from the chart below.

2026 Vermilion Energy Inc. Circular	56

Compensation

Short-term Incentive (Bonus)

Our 2025 STIP scorecard evaluates corporate success based on four factors: financial performance (30%), health, safety and environment (10%), operational performance (45%) and strategy (15%). See page 80 for full details.

Following the GHRC assessment and recommendation, the Board approved a performance multiple of 142% for 2025. The assessment considered that Vermilion:

•	Outperformed target on multiple operational metrics, including maximum performance on average annual and Q4 exit production
•	Achieved maximum performance on the Strategy measure by successfully executing a significant number of strategic initiatives that advanced Vermilion's business objectives

Our President and CEO's bonus payment is based 100% on corporate performance. The bonus for our other NEOs is based on a combination of corporate and individual performance.

Ms. Conrad is excluded from the chart below as she did not receive a bonus in 2024. She was awarded a bonus of $338,000 for 2025, reflecting a combination of her individual performance and the Company’s overall performance for the year.

Long-term Incentive Plan

LTIP awards are granted annually considering individual performance, retention and market data. Awards are subject to LTIP scorecard outcomes. Grants were made in April of 2025.

2026 Vermilion Energy Inc. Circular	57

Compensation

Note:
1.	In 2024, Mr. McQuaig received a one-time promotional LTIP grant of $270,029, vesting in three annual installments, in addition to his regular annual LTIP grant of $555,001. As a result of this one-time award, Mr. McQuaig’s year-over-year LTIP grant amount shows an overall decrease in his grant in 2025.

Ms. Conrad is excluded from the year-over-year comparison above, as no LTIP award was granted in 2024. The table below summarizes her new hire equity award, which vests in three annual installments and was structured to replace unvested compensation forfeited at her previous employer. All of Ms. Conrad's LTIP awards are subject to performance conditions outlined in the LTIP scorecard.

	Vesting in 2026	Vesting in 2027	Vesting in 2028	Total
Conrad	$669,174	$730,006	$730,006	$2,129,186

All values listed above are grant date values.

LTIP Performance Multiple

The 2022 LTIP grant vested in 2025 (with a performance period of January 1, 2022 to December 31, 2024), with a performance multiple of 1.0x based on a three-year evaluation of market returns (38%), profitability (18.5%), operational results (18.5%), strategic planning (15%), and sustainability (10%). LTIP payouts were settled with cash and Common Shares from treasury. All grants made on and after April 1, 2025 were made under our new LTIP scorecard that increases Vermilion's weighting on market returns from 38% to 45%.

Mr. Hatcher’s LTIP grant, which vested in 2025, did so at 53% of its original grant value, reflecting strong pay-for-performance alignment. For 2025, the LTIP accounted for approximately 65% of his total compensation.

___________________________________________________________________________

Together, Vermilion executives and employees drive our performance, so our compensation is based on one incentive plan for executives and employees alike.

____________________________________________________________________________

We Welcome Your Feedback

As always, we welcome comments and feedback from you on our executive compensation program.

Submitted by the members of the Governance and Human Resource Committee

2026 Vermilion Energy Inc. Circular	58

Compensation

Compensation Governance

Decision-Making Structure

Our Board decides targeted compensation for Vermilion executives, based on recommendations from the GHRC.

The GHRC receives information and bases its recommendations on peer company publicly disclosed compensation, survey data from consulting firms, and input from the President and CEO regarding NEO performance.

The Board has discretion to adjust compensation programs up or down to ensure outcomes link to our performance.

2026 Vermilion Energy Inc. Circular	59

Compensation

Mitigation of Risks in Compensation Programs

The GHRC plays a critical role in overseeing compensation policies and practices designed to prevent inappropriate or excessive risk-taking within the Company. Below are the key oversight and risk-mitigating features of our practices and policies:

Balanced Executive Compensation	Total Direct Compensation for executives is structured to provide an appropriate mix of fixed and variable, performance-based compensation. This balance is distributed across both annual and long-term incentive programs, ensuring alignment with both short-term objectives and long-term shareholder value.
Performance-Driven LTIP & STIP	The STIP and LTIP is tied to the achievement of a diverse set of performance measures, as outlined in our balanced scorecards. This ensures that incentives are aligned with a broad spectrum of corporate goals, reducing the focus on any one risk factor.
Regular GHRC Oversight	The GHRC meets regularly to review and evaluate the company’s policies, ensuring practices remain aligned with Vermilion’s long-term strategy and risk management goals.
Board Approval of Executive Compensation	The Board of Directors approves executive compensation, ensuring that the compensation structure is in line with the company’s values and strategic objectives.
Share Ownership Policy	Executives are subject to a Share Ownership Policy, which ensures that they have meaningful personal financial exposure to the company’s performance, aligning their interests with those of shareholders.
Stress-Testing of Scorecard Targets	The GHRC rigorously reviews and stress-tests scorecard targets to ensure they are realistic, achievable and aligned with both market conditions and long-term corporate strategy.
Post-Retirement Share Ownership Requirement	The CEO is required to maintain a specified level of share ownership through the first year of retirement, ensuring continued alignment with the company’s interests even after leaving their executive role.
Discretionary Oversight of Executive Compensation	The GHRC and the Board provide strong oversight in the management of Vermilion’s compensation programs. The GHRC has the discretion to adjust performance metrics and payouts based on actual performance and significant events, ensuring flexibility in managing changing circumstances.
Incentive Recovery Policy	The company’s Recovery Policy allows the Board to seek reimbursement of incentive compensation if there is a restatement of financials, reinforcing the commitment to accuracy and integrity in reporting.
No Hedging of Common Shares	Executives are prohibited from hedging their ownership of common shares, ensuring that their financial interests remain directly tied to the company’s performance and shareholder value.

Through these measures, the GHRC and the Board effectively mitigate risk while aligning executive incentives with the long-term success of Vermilion.

____________________________________________________________________________

The Board and the GHRC work collaboratively to prevent inappropriate risk taking in compensation programs.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	60

Compensation

Process and Testing

We follow a similar process each year to evaluate and determine our compensation programs.

Management’s Analysis

Management supports its recommendations by providing the GHRC with analysis that includes:

• Compensation market information (peer group and local oil and gas industry)	• Corporate performance scorecards
• Vermilion's performance compared to peers	• Compensation trends and practices
• Guidance from governance organizations such as Canadian Coalition for Good Governance, ISS and Glass Lewis	• Executives’ pay relative to total shareholder return
• Individual performance relative to objectives	• Shareholder feedback

Management also provides the GHRC with current and historical compensation information (base salary, short- and long-term incentives and total compensation) for each executive.

Stress-testing and back-testing information is also provided to ensure that the GHRC can weigh the impact of various market and performance scenarios before making a recommendation to the Board.

Consultants

Both the GHRC and the Board are authorized to retain independent consultants on executive compensation. In 2025, no consultants were directly engaged; however, Vermilion purchased executive compensation survey data from Mercer (Canada) Ltd. (“Mercer”) in 2024 and 2025, which was used for benchmarking purposes. The related fees are provided under Compensation Consultant Fees.

2026 Vermilion Energy Inc. Circular	61

Compensation

Compensation Consultant Fees

Services	2025 Fees	2024 Fees
Executive compensation-related fees	—	$46,000
All other fees (includes survey data from Mercer)	$15,173	$12,800
Total	$15,173	$58,800

GHRC

Work Plan

Each year the GHRC follows a work plan to ensure it has continuous oversight and input into executive compensation. The GHRC’s annual work plan is included in Schedule C.

GHRC Membership Qualifications

All members of the GHRC are independent. Our GHRC members are highly experienced current and former senior executives who have considerable compensation program and human resources-related experience. Based on their individual and collective experience they provide strong leadership and governance oversight of the design and execution of our compensation programs.

Consistent with its mandate, the GHRC is well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

Member	Human Resources and Compensation Skills and Experience
Larke

• GHRC member since June 11, 2017 and chair since May 7, 2025

• Director of Headwater Exploration where he holds the position of Chair of the Corporate Governance and Compensation Committee

• Director of Topaz Energy, with oversight of compensation matters

• As a former executive with various private equity and investment dealers specializing in the energy industry, Mr. Larke has extensive experience in reviewing compensation programs from a shareholder perspective

• Completed the Institute of Corporate Directors Education Program

Kleckner

• GHRC member since May 7, 2025

• Former CEO of Jagged Peak Energy with direct oversight of compensation matters

• In previous Board roles, oversaw executive compensation strategies and decisions

• Completed Stanford Director College Education

Sharma

• GHRC member since June 1, 2022

• Director of Finning, Export Development Canada and TransAlta, and former member of GE Canada Pension Trust Committee

• Completed the Institute of Corporate Directors Education program

• In her Board roles she oversees executive compensation programs and decisions

2026 Vermilion Energy Inc. Circular	62

Compensation

Philosophy and Objectives

Our compensation philosophy and program objectives are the same for all employees, including our executives. We prioritize the long-term, sustainable success of Vermilion.

Our compensation objectives align with our philosophy through six principles:

Our compensation program incorporates reasonable objectives to encourage long-term financial sustainability and growth, while ensuring outcomes are in the best interests of stakeholders.

____________________________________________________________________________

Our compensation programs target pay at the market median of our peer group.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	63

Compensation

Elements

All elements of our compensation program fit within two categories.

2026 Vermilion Energy Inc. Circular	64

Compensation

Summary of Elements

	Direct			Indirect
	Salary	Short-term Incentives (Bonus)	Long-term Incentives	Savings Contributions	Benefits and Perquisites
What	Fixed amount paid in dollars	Variable amount paid in cash or Common Shares or a combination of both	Variable amount in the form of share awards	Contribution to a non-registered or registered plan	Includes extended health, dental, life insurance, wellness benefits and parking
Why	For skills and knowledge that employees deliver	Rewards personal contributions and achievement of organizational objectives	Rewards achievement of long-term objectives	Employees can increase their ownership in Vermilion while also supporting their savings and retirement goals	Helps maintain a healthy lifestyle
	Provides income certainty to attract and retain	Enhances retention	Enhances retention and promotes sustained shareholder value growth	Enhances retention	Enhances retention
Target	Median, based on performance and time in role	Median, based on performance, targets and a percentage of eligible earnings	Median, based on overall performance	Median	Median
Performance Period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
Payout	Provided each pay period	Paid in cash or Common Shares or combination of both at the discretion of the Board	Awards vest as cash or Common Shares or combination of both at the discretion of the Board	Contributions made each pay period	Provided each pay period
Triggers	Evaluated annually and on job change	Individual and corporate performance, based on STIP scorecard	Cliff vesting tied to LTIP scorecard	Up to 7% of contributions matched at 1.5 times (maximum: 17.5% total contribution)	Provided to all employees, except parking (senior level employees)
Risk	No risk	At-risk reward	At-risk reward	At-risk reward	No risk

Long-term incentive grants are pro-rated for new-hires in the year of hire.

Only 25% of the employer contribution in respect of employee savings under the Plan can be made through the issuance of Common Shares from treasury.

2026 Vermilion Energy Inc. Circular	65

Compensation

Direct Compensation

Base Salary

In the first quarter of the year, the GHRC approves the base salary budget for all employees and the level of base salary for each NEO. Annual adjustments are usually effective April 1st. During the year, the GHRC retains the ability to make adjustments to reflect changes in competitive practices, the market and overall economic conditions.

Variable Pay

NEOs (other than the President and CEO) may have bonus multipliers higher or lower than the corporate performance scorecard for short- and long-term incentive grants because of the individual performance component of their awards. We assess individual performance on contributions to meeting Vermilion’s financial, operating, environmental, safety and sustainability goals and objectives. This provides a way to differentiate the performance contributions of employees.

____________________________________________________________________________

We measure corporate and individual performance in similar ways, with a range of outcomes from bottom quartile to top quartile. Our compensation reflects our results.

____________________________________________________________________________

Individual Performance

Our individual performance management process includes:

•	Setting clear expectations for performance
•	Communicating performance and development goals, and career aspirations
•	Identifying opportunities to learn and grow
•	Providing ongoing feedback
•	Evaluating results and how they were achieved
•	Recognizing accomplishments

Corporate Performance

We measure corporate performance annually using our balanced STIP and LTIP scorecards. Our STIP and LTIP scorecards provide a fair evaluation of corporate performance by tying closely to our strategic goals (including quantitative and qualitative factors) and delivery of superior long-term value creation for our shareholders.

2026 Vermilion Energy Inc. Circular	66

Compensation

Short-term Incentives

2025 STIP scorecard

Category	Measure(s)	Reason	Weight
Financial Performance	• Net debt to cash flow • Cash flow per share	• Reinforces effective debt management and sustainable financial health • Focuses the company on profitability and shareholder value • Provides a holistic view of our financial performance	30%
Operational Performance Relative to Budget	• Production • Capital expenditures (CAPEX) • Gross G&A (general and administrative) cost • Operating costs • Transportation costs	• Supports the core principle of consistently delivering results to meet or exceed expectations	45%
HSE	• Year-end performance against industry-typical set of leading and lagging indicators[1]	• Aligns to our first priority of conducting our business in a manner that ensures the health and safety of people involved in our operations • Ensures management continues to focus on HSE performance, including as it relates to ESG	10%
Strategy	• Delivering on commitments that support our vision and business strategy	• Assesses strategic execution of the business plan	15%
Note:
1.	Leading indicators are inputs such as observations, inspections and prevention projects. Lagging indicators are outputs such as lost time incidents, total recordable injuries, motor vehicle accidents, and spills and releases.
2026 Vermilion Energy Inc. Circular	67

Compensation

The performance targets under our STIP are designed to be challenging yet achievable, aligned with our strategic objectives and market conditions. Payouts are distributed on a linear scale, ranging from 0% in poor performing years to 200% in very successful years.

The GHRC ensures targets are rigorous and relevant, with regular reviews based on business performance and external factors. Annual targets incorporate short-term shareholder return objectives and the prevailing commodity price environment. We remain focused on creating shareholder value through consistent execution of our budget and strategic goals, driving profitable growth.

____________________________________________________________________________

Our STIP Scorecard is designed to be challenging yet achievable and aligned with our strategic objectives.

____________________________________________________________________________

The value of the short-term incentive paid to an NEO depends on their individual salary and performance targets, and the corporate score, as shown below:

President and CEO

2026 Vermilion Energy Inc. Circular	68

Compensation

Long-term Incentives

Our long-term incentives provide all our employees with ownership in Vermilion, motivating individual performance and alignment with shareholders.

Our standard LTIP accommodates four share award types:

____________________________________________________________________________

All share awards granted to executives are always 100% performance-based.

____________________________________________________________________________

Employees, other than executives, can choose to receive their awards (except in respect of a portion of the award for new-hire grants as discussed below) as either:

•	100% performance-based award, or
•	75% performance-based and 25% time-based (restricted) award

Employees who do not make a choice receive 75% performance- and 25% time-based awards.

For new-hire grants, awards vesting on the first anniversary are 100% time-based awards (restricted share units); for awards vesting on the second and third anniversaries a new-hire can choose their award type (as above).

____________________________________________________________________________

Our long-term incentive awards are designed to attract, retain,

engage and reward our employees globally.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	69

Compensation

Long-term incentive awards are payable to active employees (as defined in the Plan) upon vesting.

LTIP Scorecards

The scorecard below is measured over three years and is used to determine vesting for awards granted prior to April 1, 2025.

Category	Measure	Reason	Weighting
Market Returns	3-year relative total shareholder return (TSR)	Directly aligns with the shareholder experience	38%
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT-ROACE)	Provides an analysis of intrinsic profitability by calculating a return on the capital we invest	18.5%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	Assesses profitability based on producing assets, supporting our goal to reduce our cost structure	18.5%
Strategy	Development and execution of strategic plan	Assesses strategic execution, including acquisitions, dispositions, returns to shareholders, operational excellence and innovation advances	15%
Sustainability	• Emissions Intensity Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	Illustrates the importance of sustainability and how we carry this focus into all operations	10%

Four of the five measures above (TSR, PDP ATAX recycle ratio, EBIT- ROACE and sustainability) differ from the measures used in the STIP scorecard. The remaining LTIP scorecard measure (strategy) is similar to the STIP scorecard; however, in the context of the LTIP scorecard, it is measured over a 3-year performance period rather than the one-year the short-term incentive plan measures.

We apply a multiple between 0.0 and 2.0 (based on our performance over three years as determined by the LTIP scorecard) when long-term incentive awards vest.

Long-Term Incentive Score	Multiple
Less than 20%	0
20% - 39.9%	0.5
40% - 49.9%	0.75
50% - 59.9%	1
60% - 79.9%	1.5
80% - 100%	2

2026 Vermilion Energy Inc. Circular	70

Compensation

Following a comprehensive review of Vermilion’s long-term incentive scorecard in 2024, the Board approved a revised scorecard effective for 2025. All awards granted on or after April 1, 2025 will be subject to the revised scorecard, as shown below.

Category	Measure	Reason	Weighting
Total Shareholder Return	3-year relative total shareholder return (TSR)	Directly aligns with the shareholder experience	22.5%
	3-year absolute annualized return		22.5%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	Assesses profitability based on producing assets, supporting our goal to improve our margins	25%
Strategy	Development and execution of strategic plan	Assesses strategic execution, including acquisitions, dispositions, returns to shareholders, and operational excellence	20%
Sustainability	• Emissions Reduction • Asset Retirement Obligation Reduction	Illustrates the importance of sustainability and how we carry this focus into all operations	10%

For awards granted on or after April 1, 2025, all results are linear and no translation table is used to determine the multiple used in the outcome of the LTIP scorecard.

2026 Vermilion Energy Inc. Circular	71

Compensation

Omnibus Incentive Plan

The Plan governs incentives paid to employees, executives and others, including:

•	Grants of share awards and, for our non-employee directors, deferred share units
•	Payments of employee (including executive) bonuses
•	Employer contributions to employee savings plans

The Plan was last approved by shareholders at the annual meeting on May 7, 2025, and is scheduled for approval of the unallocated entitlements thereunder at the 2028 AGM, as stipulated by the Plan.

In 2025, administrative amendments were made to the Plan to streamline administration, including the following changes:

•	Effective in 2026, DSUs will be granted in April and credited to DSU accounts annually, replacing the prior practice of quarterly credits
•	The option for Vermilion to purchase shares on the open market on behalf of Directors in lieu of retainer was removed

A detailed summary of the Plan is in Schedule D, and a full copy of the most recently filed Plan approved by Shareholders is available on SEDAR+ at www.sedarplus.ca under Vermilion’s profile (filed March 20, 2025 under Other Securityholders Documents).

The Plan replaced the Vermilion Incentive Plan, Deferred Share Unit Plan, Employee Bonus Plan and Employee Share Savings Plan (collectively, the “Legacy Plans”). The Deferred Share Unit Plan is the only Legacy Plan with outstanding awards, and it continues to govern Deferred Share Units previously granted under that plan. A detailed summary of the Legacy Plan Deferred Share Unit Plan is set out in Schedule E.

2026 Vermilion Energy Inc. Circular	72

Compensation

Share Reserve Under the Plan

The number of Common Shares reserved for issuance under the Plan, together with any other security-based compensation arrangements of the Company, is based on a 3.5% treasury rolling reserve. The total number of Common Shares authorized and reserved for issuance from treasury under the Plan, together with any other security-based compensation arrangements of the Company, will not exceed 3.5%.

Under the Plan, incentives may be settled with:

•	Cash
•	Common Shares issued from treasury (to a maximum of 3.5% of issued and outstanding Common Shares)
•	Common Shares acquired on a stock exchange (which do not dilute the interests of shareholders), or
•	Any combination of the above

____________________________________________________________________________

Awards that exceed the available reserves are settled with market-purchased Common Shares,

cash or a combination of both, which limits shareholder dilution.

____________________________________________________________________________

Burn Rate

The burn rate measures the pace at which treasury-issued Common Shares under the Plan are used, calculated by dividing the number of awards granted in a year by the weighted average number of outstanding Common Shares. Between 2022 and 2025, Vermilion repurchased approximately 20 million shares, which reduced the total share count and contributed to the current annual burn rate of 2.06%, consistent with the Company’s ongoing capital management strategy.

____________________________________________________________________________

Our three-year average burn rate is 1.63%.

____________________________________________________________________________

See Schedule D for tables setting out details of our year-end share reserves, burn rate and securities authorized for issue under equity compensation plans.

Participation Limits

All incentives granted under the Plan are subject to the treasury reserve limit of 3.5% and insider participation limits (being a limit of not more than 5% of the outstanding Common Shares entitled to be received by any one person and not more than 10% of the outstanding Common Shares issued to insiders within any one-year period or issuable to all insiders at any time).

2026 Vermilion Energy Inc. Circular	73

Compensation

Indirect Compensation

Savings Plan

The purpose of providing employer contributions in respect of employee savings under the Plan is to help employees enhance their financial well-being.

____________________________________________________________________________

We do not have a pension plan for any Canadian-based employees.

____________________________________________________________________________

Eligible employees, including executives, can contribute up to 7% of their base earnings to our savings plan through regular payroll deductions. We match employees’ contributions 1.5 times to a maximum of 10.5%.

Employees can choose to invest their personal contributions in Common Shares, cash, tax-free savings account, registered retirement savings plan or other investments. Employer contributions are made through Common Shares issued from treasury, acquired on the open market or a combination of both (as decided by the Board).

The employer match helps increase employee ownership in Vermilion. Under the Plan, the employer contribution by issuance of Common Shares from treasury is limited to 25% of the total contribution. In 2025, no Common Shares were issued from treasury for the employee savings plan.

Benefits & Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, an employee assistance program and disability insurance. Benefits provided to employees vary depending on the country where employees are located.

Additionally, we offer an optional enhanced executive medical program that offers proactive and personalized healthcare to support the overall well-being of our NEOs.

We limit the use of perquisites - special benefits - for our executives, as we do not think they should be a significant element of compensation, but we understand that some are appropriate to keep us competitive. The GHRC regularly reviews benefits and perquisites to ensure they are market competitive.

2026 Vermilion Energy Inc. Circular	74

Compensation

Peer Group

We use the peer group to measure our three-year relative total shareholder return for long-term incentives and benchmark compensation for our directors, executives and Canadian employees.

We use information provided in peer annual management circulars to benchmark executive and director compensation at the median.

Selection Criteria

We screen potential peers to ensure we include those who are like us in terms of our business model, size, operations and scope. We look at exploration and production companies listed on the S&P/TSX Composite Index. We then apply a size filter of 0.25 to 4.0 times that of Vermilion based on market capitalization, revenue, assets and production.

We strive for continuity in the peer group, where possible, and identify outliers and companies with similar business that may not meet all selection criteria. The GHRC annually reviews the peer group to ensure the peers are appropriate and to identify any unusual circumstances that might support changes to the group.

In 2025, the peer group was refined to reflect changes in peer composition and corporate activity. Five comparably sized companies - Advantage Energy Ltd., International Petroleum Corp., NuVista Energy Ltd., Obsidian Energy Ltd., and Tamarack Valley Energy Ltd. - were added. Enerplus Corp. was removed following consolidation activity, and ARC Resources Ltd. was removed as it no longer met the established size criteria. In addition, MEG Energy Corp. and Veren, Inc. were consolidated in 2025 and are therefore excluded from the peer group data presented. Although Nuvista was included in our 2025 peer group, its data has been excluded from the analysis on the following page as Q4 information was not released following the announcement of its acquisition. However, its performance is reflected in the Share Performance Graph on page 82.

2026 Vermilion Energy Inc. Circular	75

Compensation

Peer Group Comparisons

2025 Peer Group[1]	Head Office Location	Sales[2,3]	Barrels of Oil Equivalent per Day	Assets[2]	Market Capitalization[2,4]
Advantage Energy Ltd.	Calgary	$699	78,267	$3,071	$1,960
Baytex Energy Corp.	Calgary	$1,685	145,079	$3,345	$3,399
Birchcliff Energy Ltd.	Calgary	$710	80,086	$3,435	$2,053
International Petroleum Corp.	Vancouver	$1,037	44,900	$2,711	$2,785
Murphy Oil Corp.	Houston	$3,760	188,682	$13,477	$6,116
Obsidian Energy Ltd.	Calgary	$600	30,624	$1,855	$566
Paramount Resources Ltd.	Calgary	$736	42,238	$3,587	$3,488
Parex Resources Inc.	Calgary	$1,406	44,701	$3,209	$1,771
Peyto Exploration & Development Corp.	Calgary	$1,080	134,055	$5,459	$4,618
Tamarack Valley Energy Ltd.	Calgary	$1,612	68,176	$3,364	$3,876
Whitecap Resources Inc.	Calgary	$5,909	307,245	$19,295	$13,960
Average		$1,749	105,823	$5,710	$4,054
Median		$1,080	78,267	$3,364	$3,399
Vermilion Energy Inc.	Calgary	$2,031	119,919	$5,344	$1,747
Vermilion's Position		3	5	4	11
Vermilion's Percentile		82	64	73	9
Notes:
1.	Figures reflect 2025 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. International Petroleum Corp., Murphy Oil Corp. and Parex Resources Inc. report in US dollars. The sales figure has been converted to Canadian dollars using the 2025 average exchange rate of 1.3978. The assets and market capitalization figures have been converted to Canadian dollars using the exchange rate on December 31, 2025 of 1.3706.
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2025.

2026 Vermilion Energy Inc. Circular	76

Compensation

2025 Pay Decisions

The GHRC considers a variety of factors when determining NEO compensation, including Vermilion’s overall financial and operational performance and each individual NEO's contributions towards meeting corporate objectives.

The GHRC annually reviews corporate performance against corporate objectives. A combination of superior individual and corporate performance can result in total compensation that is above median, provided it is affordable for Vermilion.

Total NEO Compensation

Our total NEO compensation in 2025 was 31.4%1 higher primarily due to the addition of Ms. Conrad, who was appointed as Vice President of Business Development to replace a vacant Business Development position. As part of her compensation package, Ms. Conrad received a one-time payment to compensate for forfeited compensation from her previous employer, which is subject to a two-year clawback, in addition to a new hire LTIP grant that vests in three installments over three years. Excluding Ms. Conrad, total NEO compensation increased by only 6.9% compared with 2024. Looking ahead, we anticipate total NEO compensation in 2026 to decrease by approximately $2.3 million.

____________________________________________________________________________

2026 NEO Compensation Expected to Drop Significantly.

____________________________________________________________________________

Note:
1.	The 2025 NEO compensation disclosed in this Circular compared to 2024 NEO compensation disclosed in the 2025 Circular.
2026 Vermilion Energy Inc. Circular	77

Compensation

2025 Total Compensation Mix

We emphasize at-risk compensation for our NEOs. At-risk pay depends on Vermilion’s performance on Board-approved goals and metrics, as well as share price performance.

____________________________________________________________________________

In 2025, 86% of the President and CEO’s pay and

82% of the other NEOs' pay was at-risk.

____________________________________________________________________________

Compensation mix is based on the following:

•	Salary as of April 1, 2025
•	STIP award for the 2025 performance year, payable on March 31, 2026
•	LTIP award granted on April 1, 2025
•	Excludes other compensation

2025 Corporate Results

In 2025, Vermilion outperformed on several operating and strategic measures as we continued to reposition the Company for long-term success. See details on the next page.

____________________________________________________________________________

In 2025, we achieved FFO of $1.0 billion and FCF of $375 million.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	78

Compensation

STIP Scorecard Results

We established our 2025 short-term incentive performance targets based on our budget guidance released on December 19, 2024, and our updated guidance released on June 5, 2025, following the divestment of the Saskatchewan and United States assets.

The GHRC uses the score we achieve to determine the multiplier for the short-term incentive awards. The Board may still apply discretion (positive or negative) to the score if it does not reflect Vermilion’s performance. For 2025, the GHRC exercised negative discretion to reduce the HSE payout, despite TRIF performance that would have resulted in a target payout. This determination reflects our commitment to safety and emphasis to improve overall safety performance.

The table below shows the assessment of our results in 2025 against our 2025 targets. In 2025, Vermilion delivered strong operational performance, with both average and exit production exceeding targets. We also reduced CAPEX while improving operating and transportation costs, strengthening overall efficiency and financial discipline.

Operational and financial measures are adjusted to align with the original budget scope as well as normalized for material changes such as acquisitions and divestments. Therefore, some of the results included in our STIP scorecard are different than reported. These adjustments ensure we normalize the results to exclude production and expenditures related with acquisitions and divestment that were not part of the original scope to ensure we are measuring our STIP results against the original budget.

The financial performance measures are based on the budgeted operational performance and commodity prices. Significant changes in commodity prices during the year will impact the cash flows and the corresponding financial score.

STIP Scorecard Results

Category	Measures[1]	2025 Target	2025 Results	2025 Assessment	2025 Allocation
Financial Performance (30%)	Net debt to cash flow	1.477x-1.631x	1.48x	Performed	30%
	Cash flow per share (fully diluted)	$6.399 - $5.789	$6.05	Performed
Operational Performance (45%)	Production (versus budget)	Average: 112,251- 111,135	113,945	Outperformed	77%
		Exit: 123,228-122,003	127,183	Outperformed
	Gross G&A (relative to budget)	$2.42/boe - $2.55/boe	$2.52/boe	Performed
	CAPEX (relative to budget)	$605 MM - $628 MM	$593 MM	Outperformed
	Operating costs	$12.49/boe - $13.26/boe	$12.25/boe	Outperformed
	Transportation costs	$3.35/boe - $3.54/boe	$3.26/boe	Outperformed
HSE (10%)	Year-end HSE and ESG performance (leading and lagging indicators)	0.51x - 1x	0.30x	Underperformed	5%
Strategy (15%)	Delivering on commitments that support our vision and business strategy	Perform	Maximum	Outperformed	30%
Total 2025 Corporate Performance Score					142%
Note:
1.	See Advisory Statements in Schedule F for more information on non-GAAP financial measures.
2026 Vermilion Energy Inc. Circular	79

Compensation

___________________________________________________________________________

Vermilion delivered an outstanding performance this year resulting in a STIP Scorecard outcome of 142%.

__________________________________________________________________________

LTIP Scorecard Results

Our LTIP scorecard measures our performance over the three preceding years. For the 2025 LTIP vesting, the performance period was January 1, 2022 to December 31, 2024, with results approved in the first quarter of 2025. We established our long-term incentive performance targets based on our historical performance. Past performance results are analyzed to determine the targets with a focus on continuous improvement.

The long-term incentive corporate performance score determines the multiple for the vesting of long-term incentives.

The Board may still apply discretion (positive or negative) to the corporate performance score if it does not reflect Vermilion’s performance. The Board did not apply discretion to override the LTIP scorecard multiple for these awards but did consider the TSR outcomes when planning 2026 compensation.

LTIP Scorecard (Awards Granted prior to April 1, 2025)

The table below shows the scorecard assessment of our three-year results against our pre-established targets, for LTIP awards that were granted in 2022, 2023 and 2024 that vested in 2025.

Category	Measure	Weighting	Target	Result	Score
Market Returns	3-year relative total shareholder return (TSR) - percentile rank	38%	50%- 59.9%	9.0%	— %
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT - ROACE)	18.5%	5.1% - 9%	15.4%	18.50%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	18.5%	1.41- 1.6x	1.3x	8.26%
Strategy	Development and execution of strategic plan	15%	Perform	Maximum	15.00%
Sustainability	• Emissions Intensity Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	10%	50% - 59.9%	89.5%	8.95%
Total Long-Term Incentive Corporate Performance Score					50.7%
Long-term Incentive Multiplier					1.0

Our long-term incentive performance score of 50.7% resulted in a payout multiple (applying the LTIP multiple on page 70) of 1.0 times for long-term incentives granted in 2022, 2023 and 2024 that vested in 2025.

2026 Vermilion Energy Inc. Circular	80

Compensation

For employees, other than executive, the first year vesting of all new-hire grants have a 1.0 times performance multiple to reflect that new-hire employees have not contributed to the corporate performance over a three-year period, and therefore, their award should not be subject to a performance multiple. All share awards granted to executives are 100% performance-based no matter the type of grant.

For the 2025 vesting, the Board decided the long-term incentive awards would be settled in a combination of Common Shares issued from treasury and cash.

2026 Vermilion Energy Inc. Circular	81

Compensation

Share Performance Graph

The following graph compares the Common Shares with our 2025 peer group and the S&P/TSX Oil and Gas Exploration & Production Index. It shows the yearly change in cumulative total shareholder return if $100 was invested in Common Shares, the shares of our peer group and the index on December 31, 2020. The amounts assume all dividends are reinvested.

The graph also shows the total compensation of our NEOs, as a group, in each year.

Over 83% of NEO compensation is performance-based and aligned with a focus on long-term TSR.

Vermilion announced its 2026 budget, the first full year as a Global Gas Producer with our repositioned assets, as part of the Q3 2025 release on November 5, 2025. Between the Q3 2025 release and March 18, 2026, Vermilion’s total shareholder return was 70%, outperforming the peer group average by approximately 30% over this period. This recent outperformance is encouraging and we remain focused on improving our relative performance.

Total Return	2021	2022	2023	2024	2025
Total NEO Annual Compensation[1] (MM)	$11.1	$10.2	$8.6	$10.2	$10.9
Vermilion Energy	$280	$427	$291	$255	$225
Peer Group Average[2]	$365	$565	$522	$571	$748
S&P/TSX Oil and Gas E&P Index	$192	$299	$330	$368	$420

Total Return	2021	2022	2023	2024	2025
Vermilion Energy	179.9%	52.4%	-31.8%	-12.4%	-11.6%
Peer Group Average[2]	285.2%	54.6%	-9.8%	11.4%	31.0%
S&P/TSX Oil and Gas E&P Index	91.6%	56.1%	10.2%	11.6%	14.0%
Notes:
1.	NEOs include the President and CEO.Total annual compensation excludes severance payments for terminated executives and includes only the annual LTIP grant value (and not the full new-hire grant) for incoming executives. In addition, Ms. Conrad’s forfeit compensation payment is excluded, as it is not considered annual compensation.
2.	Peer group excludes Vermilion. MEG Energy Corp. and Veren, Inc. TSR is as of delisting November 14, 2025 and May 13, 2025 respectively.
2026 Vermilion Energy Inc. Circular	82

Compensation

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics. Total cost is aligned with our goal of providing long-term shareholder value.

____________________________________________________________________________

Our cost of management ratio averaged 0.46% of total

market capitalization over the last five years.

____________________________________________________________________________

	2021	2022	2023	2024	2025
Total NEO Annual Compensation[1] (MM)	$11.1	$10.2	$8.6	$10.2	$10.9
Note:
1.	NEOs include the President and CEO.Total annual compensation excludes severance payments for terminated executives and includes only the annual LTIP grant value (and not the full new-hire grant) for incoming executives. In addition, Ms. Conrad’s forfeit compensation payment is excluded, as it is not considered annual compensation.

2026 Vermilion Energy Inc. Circular	83

Compensation

Individual Results

Base salaries for NEOs are as of April 1, 2025. 2025 short-term incentives will be paid in cash on March 31, 2026. Long-term incentives shown are the award granted on April 1, 2025 based on individual performance and market median alignment to our peer group. Other compensation includes perquisites as summarized in Schedule B.

2025 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$600,000	$848,000	$2,850,001	$70,084	$4,368,085

Key Achievements for 2025

Area	Achievement
Strategic	• Repositioned the company as a Global Gas Producer; the high graded portfolio delivers 45% more production per share, has a 30% lower cost structure and provides decades of development upside in the Alberta Deep Basin, Mica Montney and Germany
Financial	• Delivered FFO of $1 billion, reduced net debt by over $700 million from Q1 2025 to year-end 2025 and returned $115 million to shareholders
Operational and Strategic	• Identified an additional $200 million of synergies during the Westbrick integration, resulted in production above mid-point of guidance yet OPEX and CAPEX were below annual guidance

2026 Vermilion Energy Inc. Circular	84

Compensation

2025 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$425,400	$512,000	$1,380,009	$52,265	$2,369,674

Key Achievements for 2025

Area	Achievement
Financial	• Debt reduction of over $700 million post closure of Westbrick acquisition from Q1 2025 to year-end 2025
• Successful risk mitigation resulting in over $140 million of realized hedge gains
• Prudent return of capital to shareholders resulting in $80 million of dividends paid, including an 8% dividend increase, and $35 million of share-buy backs

2026 Vermilion Energy Inc. Circular	85

Compensation

2025 Compensation

Salary	Short-term Incentives	Long-term Incentives[1]	Other Compensation	Total Compensation
$350,500	$338,000	$2,129,186	$1,027,435	$3,845,121
Note:
1.	Includes a new hire grant that vests in three installments over three years.

Key Achievements for 2025

Area	Achievement
Operational and Strategic	• Successfully closed the divestitures of Saskatchewan assets and United States business unit for total gross proceeds of $535 million
• Advanced portfolio high grading activities to achieve greater focus for the organization to deliver on our global gas portfolio objectives
• Stewarded corporate reserves, delivering ~200% PDP reserves replacement and ~450% 2P reserves replacement

2026 Vermilion Energy Inc. Circular	86

Compensation

2025 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$355,250	$352,000	$730,009	$48,039	$1,485,298

Key Achievements for 2025

Area	Achievement
HSE	• Continued development of our Serious Injury and Fatality (SIF) prevention plan and rollout of Control Verification Checklists; achieved top quartile spill performance vs. peers
Operational and Strategic	• Successfully drilled & completed a 3-well oil drilling campaign in Germany, a single gas well in Croatia and two gas wells in the Netherlands
• Successfully commissioned the Osterheide gas plant and wellsite facilities in Germany, bringing our first German deep gas well on production above expected flow rates

2026 Vermilion Energy Inc. Circular	87

Compensation

2025 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$340,800	$352,000	$730,009	$41,812	$1,464,621

Key Achievements for 2025

Area	Achievement
Operational and Strategic	• Repositioned North American portfolio with the successful integration of Westbrick and disposition of Saskatchewan and US assets
• Optimized Mica development plans resulting in reduced E&D and OPEX costs and increased well inventory
• Exceeded the 2025 North American budget targets resulting in lower annual E&D and OPEX guidance

2026 Vermilion Energy Inc. Circular	88

Compensation

Other Compensation Policies

Equity Ownership

Effective January 1, 2024, the share ownership requirements for our Principal Vice Presidents increased from one to two times their annual salary in Common Shares. Our President and CEO continues to require five times his annual salary and our Associate Vice Presidents continue to require one times their annual salary in Common Shares. The value of unvested LTIP share awards is not included in the calculation of ownership.

Executives have five years from their appointment or promotion to accumulate the minimum number of Common Shares required. After the five-year accumulation period, if an executive is not in compliance with the applicable share ownership policy requirement, the executive has 30 days to comply.

____________________________________________________________________________

All of our NEOs meet their share ownership requirements.

____________________________________________________________________________

Our Share Ownership Policy manages share ownership during employment and takes the place of restrictions on selling vested LTIP share awards. Following resignation or retirement, the President and CEO is required to hold 2 times his annual base salary for a period of 12 months.

A table setting out the equity at-risk and any changes over the year for each of the NEOs is in Schedule B.

Trading in Vermilion Securities

Under our trading policy, insiders of Vermilion - directors, executives, employees and others who may have undisclosed material information about Vermilion - may not trade our Common Shares or any derivatives.

The policy:

•	Provides guidance on material information and disclosure procedures
•	Imposes blackouts - no trading periods - around financial statement approvals (from one to two weeks before Board approval until the second trading day after release of the financials or longer for executives and certain employees)
•	Requires transactional blackouts be imposed from time-to-time for relevant personnel
•	Gives guidance on handling confidential information
•	Requires directors and officers to obtain approval from our Vice President and CFO prior to initiating any trade
•	Requires directors and officers to report their trades

2026 Vermilion Energy Inc. Circular	89

Compensation

Anti-hedging

Our anti-hedging policy prohibits directors and officers from engaging in trades that would hedge - offset - a decrease in the market value of Vermilion securities they own or control.

The policy does not prevent a director or officer from pledging Vermilion securities as security for a loan.

We monitor trading activities of our executives and directors to ensure it is consistent with our policies. No director or officer, to our knowledge, hedged their Vermilion securities in 2025.

Recovery Policy (Recoupment of Incentive Compensation)

In the event of an accounting restatement, our executive officers (current or former) are required to repay incentive-based compensation we paid to them if:

•	The incentive-based compensation was based on the erroneously reported financial information, regardless of whether the executive officer engaged in any misconduct and regardless of fault;
•	The amount received by the current or former executive officer exceeds the amount that would have been received had the incentive-based compensation been determined based on the restated amounts, without regard to taxes paid; and
•	Compensation was received during the three-year recovery period preceding the date the Company is required to prepare the accounting restatement.

The Recovery Policy is in addition to any other clawback mechanism that may apply under law or under other Company policies currently in place.

Succession Planning

The Board oversees the succession plan for our senior leadership team, including our President and CEO.

The plan ensures we: (i) have a pool of strong, diverse candidates for senior leadership positions; (ii) actively develop candidates through a robust training and development program, and; (iii) attract and retain key people for our long-term success.

Our approach to leadership development focuses on building competency throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. We also have a mentoring program to help high-potential employees prepare for senior leadership roles.

Each year the Board reviews the succession plan for members of our Executive Committee and critical skill employees, as well as our approach to developing senior level employees for executive positions in the future. This includes: (i) providing lateral moves across functions to increase breadth of knowledge; (ii) internal leadership development to enhance industry and key leadership skills; (iii) enrollment in relevant university or executive leadership programs, and; (iv) 360 assessment and development programs for senior leaders.

The GHRC is responsible for reviewing our employee talent pool and succession planning on an ongoing basis and ensuring our succession plan for senior leaders and critical skill employees is presented to the Board annually. The Board also ensures that directors have opportunities to get to know and become familiar with the work of employees within our talent pool.

2026 Vermilion Energy Inc. Circular	90

Compensation

Termination and Change of Control

Change of Control

A change of control happens when, among other things, someone acquires one-third of our outstanding Common Shares (or other securities that can be converted into voting shares).

Employment Agreements

All of our executive employment agreements provide for a salary, discretionary bonuses and the grant of LTIP share awards (as approved by the Board under our compensation plans). Executives, like all other employees, are reimbursed for reasonable expenses and receive benefits under our benefit plans.

Generally, an employment agreement is put in place within six months of appointment to an officer position. All executives currently have employment agreements in place.

Any amendments to the agreements or waivers of any provision must be in writing.

Double Triggers

All of our current NEOs have double-trigger provisions in their termination agreements related to a change in control. Under these provisions, a lump-sum payment - including salary, short- and long-term incentive awards, and benefits - is only payable if two events occur:

•	Change of control event, and
•	Termination of employment
◦	By the employer within 10 days of the effective date of the change of control, or
◦	By the executive for good reason[1] within 60 days of the effective date of the change of control

____________________________________________________________________________

All of our NEOs have double trigger provisions on a change of control in their termination agreements.

____________________________________________________________________________

Note:
1.	Good reason is defined as: a materially detrimental change in the Executive's position or duties, title or office, or a reduction by the Corporation in the Executive's annual salary or any material change in the manner in which the Executive's annual salary is determined.
2026 Vermilion Energy Inc. Circular	91

Compensation

Termination Payments

Executives or their personal representatives are entitled to receive (regardless of the type of termination of employment):

•	Any unpaid salary up to the termination date
•	All outstanding vacation pay
•	All outstanding expense reimbursements

Termination Chart

Type	Severance	Short-term Incentives	Long-term Incentives	Benefits
Retirement	None	None

If the executive is a minimum of 55 years old and has a minimum tenure of 10 years:

• share awards active less than one year expire on the retirement date

• share awards active for greater than one year, vest on schedule at 1.0 times

If the executive does not meet this criteria, all share awards expire on the date of retirement

None
Termination for just cause or resignation	None	None	All share awards expire on the termination date	None
Termination without just cause / termination by executive for good reason	• Two times annual salary for President and CEO • One times annual salary for Vice Presidents	• Two times the 3-year average annual bonus for President and CEO • One times the 3-year average annual bonus for Vice Presidents	All share awards that would have vested will vest on the next vesting date (within the severance period): • two years for President and CEO • one year for Vice Presidents	Amount equal to cost of benefits for the severance period
Change of control and loss of employment			All share awards vest
Death	None	None	All share awards vest on the date of death in accordance with the Plan	None

If at the time of termination of employment an executive has not been employed for three years, the average of the bonuses paid for each full year of service to date is used to calculate short-term incentives.

If at the time of termination of employment an executive is receiving long-term disability Vermilion is not obligated to pay their salary or outstanding vacation pay.

Following termination of employment our executives are subject to restrictions preventing the use of confidential information. They are also restricted for one year from certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

2026 Vermilion Energy Inc. Circular	92

Compensation

Termination Payments

Executives terminated without just cause by Vermilion, who leave for good reason or who lose their employment after a change of control (a trigger event) would receive the payments set out below. The payments set out below include the value of reinvested dividends.

Termination Payments Assuming a Trigger Event on December 31, 2025

Executive	Triggering Event	Salary	Short-term Incentives	Long-term Incentives[1,2,3]	Benefits	Total
Hatcher	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$1,200,000	$1,345,700	$3,741,943	$166,572	$6,454,215
	Change of control and loss of employment	$1,200,000	$1,345,700	$6,601,170	$166,572	$9,313,442
	Death	—	—	$6,601,170	—	$6,601,170
Glemser	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$425,400	$422,333	$913,536	$65,457	$1,826,726
	Change of control and loss of employment	$425,400	$422,333	$3,239,808	$65,457	$4,152,998
	Death	—	—	$3,239,808	—	$3,239,808
Conrad	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$350,500	$338,000	$874,527	$57,089	$1,620,116
	Change of control and loss of employment	$350,500	$338,000	$2,782,579	$57,089	$3,528,168
	Death	—	—	$2,782,579	—	$2,782,579
Kerwin	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$355,250	$274,000	$468,857	$61,103	$1,159,210
	Change of control and loss of employment	$355,250	$274,000	$1,758,767	$61,103	$2,449,120
	Death	—	—	$1,758,767	—	$1,758,767
McQuaig	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$340,800	$245,800	$190,258	$54,936	$831,794
	Change of control and loss of employment	$340,800	$245,800	$1,405,032	$54,936	$2,046,568
	Death	—	—	$1,405,032	—	$1,405,032
Notes:
1.	Long-term incentives are valued using the December 31, 2025 closing price of Common Shares on the TSX of $11.42.
2.	Long-term incentives have been valued using their actual performance multiplier. Awards active less than a year are valued at 1.0 times.
3.	As of December 31, 2025, none of the NEOs are eligible for retirement.

____________________________________________________________________________

Executives who resign or are terminated for just cause

do not qualify for a termination payment.

____________________________________________________________________________

2026 Vermilion Energy Inc. Circular	93

Schedules

Schedules

In this section:

2026 Vermilion Energy Inc. Circular	94

Schedules

Schedule A - Director Tables

2025 Summary Compensation Table

In 2023, the GHRC approved changes to director compensation effective January 1, 2024. These changes included the elimination of meeting fees, adjustments to chair retainers for Audit and GHRC and a reduction in the overall annual retainers. As a result, non-chair directors saw an average compensation decrease of 13.5%. Additionally, starting January 1, 2024, both Canadian and US directors began receiving the same retainer value in Canadian dollars, with payments converted and issued in their home currency. Certain committee chair fees reflected below were prorated to reflect changes in committee assignments that became effective as of the Company’s 2025 Annual General Meeting.

Director	Board Retainer	Chair Retainer	Total Fees	Portion Taken As
				DSUs	Share Purchase	Cash
Stadnyk	$330,000	-	$330,000	$330,000	-	-
Hatcher[1]	-	-	-	-	-	-
Bieber[2]	$93,233	-	$93,233	$46,617	$23,308	$23,308
Kleckner	$235,000	$6,484	$241,484	$120,742	-	$120,742
Knickel[3]	$235,000	$5,275	$240,275	$60,069	-	$180,206
Larke	$235,000	$13,242	$248,242	$124,121	-	$124,121
Myers[4]	$77,269	-	$77,269	$77,269	-	-
Roby[3]	$235,000	$10,000	$245,000	$61,250	-	$183,750
Sharma	$235,000	$20,000	$255,000	$127,500	-	$127,500
Steele	$235,000	-	$235,000	$235,000	-	-
Marchant[5]	$82,637	$3,516	$86,153	$21,538	-	$64,615
Michaleski[5]	$82,637	-	$82,637	$61,978	-	$20,659
Total	$2,075,776	$58,517	$2,134,293	$1,266,084	$23,308	$844,901

Notes:

1.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation for his service as a director.
2.	Mr. Bieber joined the Board on August 8, 2025, and his fees were prorated to reflect his start date.
3.	Ms. Knickel and Mr. Roby are not standing for re-election at the Meeting.
4.	Mr. Myers joined the Board on September 2, 2025, and his fees were prorated to reflect his start date.
5.	Messrs. Michaleski and Marchant stepped down from the board on May 7, 2025.
2026 Vermilion Energy Inc. Circular	95

Schedules

DSUs Delivered in Lieu of Cash Retainers in 2025

Director	Q1 DSUs[1,2]	Q2 DSUs[1,2]	Q3 DSUs[1,2]	Q4 DSUs[1,2]	Total DSUs[1,2]
Stadnyk	6,997	6,997	6,997	6,997	27,988
Hatcher[3]	-	-	-	-	-
Bieber[4]	-	-	1,725	2,939	4,664
Kleckner[5]	2,481	2,681	2,670	2,683	10,515
Knickel[5,6]	1,320	1,342	1,281	1,287	5,230
Larke	2,597	2,629	2,650	2,650	10,526
Myers[7]	-	-	-	6,249	6,249
Roby[5,6]	1,293	1,363	1,335	1,342	5,333
Sharma	2,703	2,703	2,703	2,703	10,812
Steele	4,983	4,983	4,983	4,983	19,932
Marchant[8]	1,299	528	-	-	1,827
Michaleski[8]	3,737	1,520	-	-	5,257
Total	27,410	24,746	24,344	31,833	108,333

Notes:

1.	DSUs are credited quarterly in arrears. Effective 2026, all DSUs will be granted annually on April 1. The number of DSUs are rounded to the nearest share.
2.	Pursuant to the Plan, the number of DSUs granted is determined by dividing the applicable quarterly retainer value by the five-day volume-weighted average trading price (“VWAP”) for the five trading days immediately preceding April 1, 2025, being $11.79031 on the TSX for Canadian directors and $8.23510 on the NYSE for U.S. directors. For newly appointed directors, the five-day VWAP for the five trading days immediately preceding the grant date following appointment is used. Accordingly, the applicable VWAP was $9.99639 for Mr. Bieber and $12.36586 for Mr. Myers.
3.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation for his service as a director.
4.	Mr. Bieber joined the Board effective August 8, 2025. His fees were prorated accordingly.
5.	All U.S. directors receive the same retainer value as their Canadian counterparts, with amounts converted to their home currency. As a result, the DSU units fluctuate quarterly in response to changes in exchange rates. Exchange rates for 2025 were as follows: Q1: 1.4376, Q2: 1.3640, Q3: 1.3927, Q4: 1.3860.
6.	Ms. Knickel and Mr. Roby are not standing for re-election at the Meeting.
7.	Mr. Myers joined the Board effective September 2, 2025. His fees were prorated accordingly.
8.	Messrs. Michaleski and Marchant stepped down from the board on May 7, 2025.
2026 Vermilion Energy Inc. Circular	96

Schedules

December 31, 2025 DSU Awards and Value

The number of DSUs below are rounded to the nearest share and include the value of reinvested dividends. All DSUs are fully vested.

Director	Number of DSUs	December 31, 2025 Value[1]
Stadnyk	68,125	$777,988
Hatcher[2]	-	-
Bieber[3]	4,718	$53,880
Kleckner	53,728	$613,574
Knickel	138,221	$1,578,484
Larke	51,128	$583,882
Myers[4]	6,321	$72,186
Roby	95,692	$1,092,803
Sharma	52,536	$599,961
Steele	83,023	$948,123
Marchant[5]	121,453	$1,032,351
Michaleski[5]	65,371	$555,654
Notes:
1.	The value of DSUs was based on the closing price of Common Shares on the TSX of $11.42 on December 31, 2025. An exception applies to Messrs. Marchant and Michaleski, who stepped down from the Board; the DSUs shown for them represent the number earned as of their resignation on May 7, 2025. Accordingly, the applicable price for these DSUs is the closing price of the Common Shares on the TSX on that date, which was $8.50.
2.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.
3.	Mr. Bieber joined the Board effective August 8, 2025.
4.	Mr. Myers joined the Board effective September 2, 2025.
5.	Messrs. Michaleski and Marchant stepped down from the Board effective May 7, 2025. The values shown include DSUs granted after their resignation in respect of director fees earned prior to that date.

2026 Vermilion Energy Inc. Circular	97

Schedules

Changes to Number and Value of Shares and DSUs Held

The following table sets out the changes to the number and value of Common Shares and DSUs, including reinvested dividends, held by each non-employee director from March 19, 2025 to March 18, 2026. Common Shares only include those which have settled and are not subject to holding periods. DSUs represent the number of Common Shares payable at the time of retirement or resignation from the Board. Share ownership is calculated based on committee membership as at the record date.

Director	Year	Shares and Share Equivalents			Value[1]	Share Ownership Requirement	Multiple	Meets Requirement
		Shares	DSUs	Total
Stadnyk	2026	53,000	68,125	121,125	$2,100,308	3 times retainer	6.4 times	Yes
	2025	38,000	37,556	75,556	$868,138
	Change	15,000	30,569	45,569	$1,232,170
Bieber[2]	2026	27,090	4,718	31,808	$551,551	3 times retainer	2.3 times	On Track
	2025	-	-	-	-
	Change	27,090	4,718	31,808	$551,551
Kleckner	2026	-	53,728	53,728	$931,644	3 times retainer	3.8 times	Yes
	2025	-	40,878	40,878	$469,688
	Change	-	12,850	12,850	$461,956
Knickel	2026	18,347	138,221	156,568	$2,714,889	3 times retainer	11.6 times	Yes
	2025	17,907	126,411	144,318	$1,658,213
	Change	440	11,810	12,250	$1,056,676
Larke	2026	67,988	51,128	119,116	$2,065,472	3 times retainer	8.3 times	Yes
	2025	47,988	38,392	86,380	$992,506
	Change	20,000	12,736	32,736	$1,072,966
Myers[3]	2026	-	6,321	6,321	$109,606	3 times retainer	0.5 times	On Track
	2025	-	-	-	-
	Change	-	6,321	6,321	$109,606
Roby	2026	25,532	95,692	121,224	$2,102,024	3 times retainer	8.6 times	Yes
	2025	25,045	85,849	110,894	$1,274,172
	Change	487	9,843	10,330	$827,852
Sharma	2026	-	52,536	52,536	$910,974	3 times retainer	3.6 times	Yes
	2025	-	39,451	39,451	$453,292
	Change	-	13,085	13,085	$457,682
Steele	2026	2,000	83,023	85,023	$1,474,299	3 times retainer	6.3 times	Yes
	2025	2,000	59,578	61,578	$707,531
	Change	-	23,445	23,445	$766,768

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Value calculated based on the total number of shares on the record date multiplied by the TSX closing price ($17.34 on March 18, 2026; $11.49 on March 19, 2025).
2.	Mr. Bieber joined the Board on August 8, 2025 and has until August 8, 2030 to meet the requirements of the Share Ownership Policy.
3.	Mr. Myers joined the Board on September 2, 2025 and has until September 2, 2030 to meet the requirements of the Share Ownership Policy.

2026 Vermilion Energy Inc. Circular	98

Schedules

2025 Director Attendance

The director attendance information below reflects attendance by each director at meetings of the Board and any committees on which they served during 2025, based on their respective periods of committee membership.

____________________________________________________________________________

In 2025, the Board and committee attendance rate was 100%.

____________________________________________________________________________

Director	Board[1]	AC	GHRC	SSC	TC
Stadnyk	5/5 (100%) Chair
Hatcher	5/5 (100%)
Bieber	1/1 (100%)	1/1 (100%)		1/1 (100%)
Kleckner	5/5 (100%)		2/2 (100%)		4/4 (100%) Chair
Knickel	5/5 (100%)	2/2 (100%)	4/4 (100%)	3/3 (100%)	2/2 (100%)
Larke	5/5 (100%)	4/4 (100%)	6/6 (100%) Chair	1/1 (100%)
Myers	1/1 (100%)			1/1 (100%)	1/1 (100%)
Roby	5/5 (100%)			3/3 (100%) Chair	4/4 (100%)
Sharma	5/5 (100%)	4/4 (100%) Chair	6/6 (100%)
Steele	5/5 (100%)	4/4 (100%)	4/4 (100%)	3/3 (100%)

Note:

1.	Includes regular Board and strategy meetings.

2025 Continuing Education

Topic	Presented By	Attended By
Economic Outlook	Goldman Sachs	Mr. Stadnyk
Energy Overview	TPH Board Series	Mr. Stadnyk
Tariffs	Deloitte	Mr. Stadnyk
Canadian Political Overview	Global Public Affairs	Mr. Stadnyk
Respect in the Workplace	Veren Inc.	Mr. Bieber
Indigenous Awareness	Veren Inc.	Mr. Bieber
State of Heavy Oil	Transmountain	Mr. Bieber
TMC Loading Facilities	Transmountain	Mr. Bieber
Board Member Round Table	Spencer Stuart	Mr. Bieber
State of Canadian Shippers	CAPP	Mr. Bieber
Reflections from COP25	Deloitte	Mr. Bieber
Accounting Ethics Failures	CPD Formula	Mr. Bieber
2025 Proxy Season	PWC	Ms. Knickel
Planning for a Transaction: Compensation and Leadership Considerations	NACD	Ms. Knickel
2025 Proxy Season Overview from TSX60	Hugessen	Ms. Knickel
2026 Vermilion Energy Inc. Circular	99

Schedules

Topic	Presented By	Attended By
Mid-year Market Perspective	Goldman Sachs	Ms. Knickel
How to be Seen but not Found - Protecting from Digital Exposure	Directors & Boards	Ms. Knickel
Global Economic Outlook	Citibank	Mr. Larke
Economic Outlook	CCL	Mr. Larke
Economic Outlook	Deloitte	Mr. Larke
Machine Language	Alta ML	Mr. Larke
Cyber Security	Security Awareness Foundation	Mr. Larke
Public Credit Markets	RPIA	Mr. Larke
Credit Markets	SAF Group	Mr. Larke
Global Equity Markets	Forthlane Capital	Mr. Larke
Energy Market Update	ARC Research Institute	Mr. Larke
Business Strategies	Ernst & Young	Mr. Larke
Anti-corruption & Competing Fairly	Accenture	Mr. Roby
Supplier Standards & Appropriateness	Accenture	Mr. Roby
Business Ethics	Accenture	Mr. Roby
IT Security & Phishing	Accenture	Mr. Roby
Mitigating Unconscious Bias	Accenture	Mr. Roby
Delivering Value with Integrity	Accenture	Mr. Roby
Responsible Artificial Intelligence	Accenture	Mr. Roby
Doing the Right Thing	Accenture	Mr. Roby
Making Good Digital Decisions	Accenture	Mr. Roby
Global Economic Outlook: US Presidential Inauguration	Deloitte	Ms. Sharma
Confronting Trade & Tariff Uncertainty: Implications for Canadian Boards	Deloitte	Ms. Sharma
Economic Outlook	Deloitte	Ms. Sharma
Canada's Strategic Response to Emerging US Trade Policies	Deloitte	Ms. Sharma
The Governance of Technology Transformation and the Role of the Audit Committee	Deloitte	Ms. Sharma
GenAI: What Boards Need to Know	Deloitte	Ms. Sharma
Governing Strategy-Scenarios in the Boardroom	Deloitte	Ms. Sharma
What Boards Need to Know About Change with Author Dan Cable	Deloitte	Ms. Sharma
Building High Performance Boards	Deloitte	Ms. Sharma
Economic Outlook	Deloitte	Ms. Sharma
Natural Gas; U.S. Euphoria and Canadian Pessimism	TPH	Ms. Sharma
2025 Mid-Year Economic Outlook	Bennett Jones	Ms. Sharma
Board Chair of the Future	Deloitte	Ms. Sharma
2025 Proxy Season Overview	Hugessen	Ms. Sharma
The Artificial Intelligent Boardroom	Deloitte	Ms. Sharma
AI/Cyber Full Day Committee Workshop	Odgers Berndtson	Ms. Sharma
Pathways to Compliance Excellence	Emera Inc.	Ms. Steele
FERC Standards of Conduct	Emera Inc.	Ms. Steele

2026 Vermilion Energy Inc. Circular	100

Schedules

Schedule B - Executive Tables

Summary Compensation Table

Vermilion does not provide a pension plan, option-based awards or non-equity long-term incentive plans. LTIP is always granted in Common Shares, whereas STIP can be issued in either Common Shares or cash.

A detailed breakdown of all other compensation is set out in the next table.

Executive	Year	Base Salary	Short-term Incentives[1]	Long-term Incentives[2,3]	All Other Compensation	Total Compensation
Hatcher[4]	2025	$597,269	$848,000	$2,850,001	$70,084	$4,365,354
	2024	$545,000	$730,000	$2,652,106	$69,246	$3,996,352
	2023	$463,750	$440,550	$2,380,303	$56,065	$3,340,668
Glemser	2025	$422,760	$512,000	$1,380,009	$52,265	$2,367,034
	2024	$407,500	$475,000	$1,250,014	$55,312	$2,187,826
	2023	$376,250	$280,000	$1,247,005	$47,381	$1,950,636
Conrad[5]	2025	$229,173	$338,000	$2,129,186	$1,027,435	$3,723,794
	2024	-	-	-	-	-
	2023	-	-	-	-	-
Kerwin	2025	$353,825	$352,000	$730,009	$48,039	$1,483,873
	2024	$329,750	$300,000	$740,001	$45,511	$1,415,262
	2023	$300,000	$170,000	$640,005	$37,737	$1,147,742
McQuaig[6]	2025	$338,813	$352,000	$730,009	$41,812	$1,462,634
	2024	$293,336	$300,000	$825,030	$37,037	$1,455,403
	2023	$250,532	$85,400	$172,008	$32,543	$540,483
Notes:
1.	Vermilion’s short-term incentive bonus payment can be paid in cash, in Common Shares or combination of both. The 2023, 2024 and 2025 incentive plans were paid in cash.
2.	The number of share awards granted are determined using an award price with five decimals.
3.	The value of 2025 share-based awards for NEOs who received grants on April 1, 2025 was calculated by multiplying the number of share awards granted by the grant-date fair value of $11.79 per share for awards vesting in 2028. For Ms. Conrad, the grant-date fair value was based on the VWAP for the trading days preceding the grant date following her start date, which was $9.05. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2025, the accounting fair value of share-based awards granted to NEOs in 2025 totaled $7,772,858.
4.	Effective March 7, 2023, Mr. Hatcher's position changed to President and CEO. Mr. Hatcher does not receive compensation for his service as a director.
5.	Ms. Conrad joined Vermilion on May 5, 2025, and received a New Hire equity grant that vests in three installments ($669,174 vesting in 2026, $730,006 in 2027, and $730,006 in 2028 with all awards subject to performance under the LTIP scorecard) and a $1,000,000 cash payment to replace forfeited compensation from her previous employer, with a two-year retention-based clawback provision.
6.	Effective February 22, 2024 Mr. McQuaig was promoted to Vice President, North America. In recognition, he was granted a promotional award valued at $270,029, which will vest over three years. This award was in addition to his annual award of $555,001.

2026 Vermilion Energy Inc. Circular	101

Schedules

All Other Compensation Details

Other perquisites include parking fees, executive health plan benefits and other one time payments.

Executive	Year	Savings Plan	Other Perquisites
Hatcher	2025	$62,713	$7,371
	2024	$57,225	$12,021
	2023	$48,694	$7,371
Glemser	2025	$44,390	$7,875
	2024	$42,787	$12,525
	2023	$39,506	$7,875
Conrad[1]	2025	$22,648	$1,004,787
	2024	-	-
	2023	-	-
Kerwin	2025	$37,152	$10,887
	2024	$34,624	$10,887
	2023	$31,500	$6,237
McQuaig	2025	$35,575	$6,237
	2024	$30,800	$6,237
	2023	$26,306	$6,237
Note:
1.	Ms. Conrad joined Vermilion on May 5, 2025 and her savings plan contributions and other perquisites were prorated based on her start date. In addition, she received a $1,000,000 cash payment to replace forfeited compensation from her previous employer, with a two-year retention-based clawback provision.

2026 Vermilion Energy Inc. Circular	102

Schedules

Realized Pay

Realized pay represents compensation actually received during the year and includes salary, short-term incentives, other cash compensation paid during the year (including one-time or special cash payments), and the value of long-term incentives that vested during the year. Realized pay excludes amounts that are not payable until a future date.

In 2025, total realized compensation decreased compared to 2024. This decrease was primarily driven by lower outcomes in the realized LTIP. It is important to note that the pay outcomes resulting from the share price decline are in line with the program’s design, which is based on pay-for-performance principles. This structure ensures that compensation is directly tied to company performance and shareholder value, meaning that the decrease in share price directly impacts the pay outcomes for executives. The only year-over-year increase in compensation occurred for Mr. McQuaig and reflects his promotion in 2024. The 2024 STIP and LTIP payouts were associated with his role prior to the promotion.

Ms. Conrad was excluded from the year-over-year percentage change comparison because she did not receive compensation in 2024, and therefore a comparative analysis would not be meaningful.

Executive	2024 Realized Pay					2025 Realized Pay					Change 2024 to 2025
	Salary	Short-term Incentives[1]	Vested Long-term Incentives	Other	Total	Salary	Short-term Incentives[2]	Vested Long-term Incentives	Other[3]	Total
Hatcher	$545,000	$440,550	$1,296,573	-	$2,282,123	$597,269	$730,000	$872,375	-	$2,199,644	(4)%
Glemser	$407,500	$280,000	$1,790,337	-	$2,477,837	$422,760	$475,000	$542,288	-	$1,440,048	(42)%
Kerwin	$329,750	$170,000	$731,622	-	$1,231,372	$353,825	$300,000	$294,722	-	$948,547	(23)%
McQuaig	$293,336	$85,400	$241,057	-	$619,793	$338,813	$300,000	$147,046	-	$785,859	27%
Total Realized Pay					$6,611,125					$5,374,098	(19)%
Conrad	-	-	-	-	-	$229,173	-	-	$1,000,000	$1,229,173	- %
Notes:
1.	2024 short-term incentive is for the 2023 performance year paid in 2024.
2.	2025 short-term incentive is for the 2024 performance year paid in 2025.
3.	Ms. Conrad received a forfeit compensation payment to replace forfeited compensation from her previous employer, with a two-year retention-based clawback provision.

2026 Vermilion Energy Inc. Circular	103

Schedules

Long-term Incentive Share Awards and Value

The total number granted for each executive is the number of share awards that have not vested as of December 31, 2025. Award date value is the grant value of outstanding share awards that have not vested as of December 31, 2025. The value of share awards as of December 31, 2025 was calculated using the TSX closing price on December 31, 2025 of $11.42 and includes the value of reinvested dividends.

There were no vested share awards that remained to be paid out or distributed on December 31, 2025.

Executive	Award Date	Vesting Date	Award Price	Number Granted	Award Date Value	Dec 31 2025 Value[1]
Hatcher	April 1, 2025	April 1, 2028	$11.79031	241,724	$2,850,001	$2,859,227
	April 1, 2024	April 1, 2027	$16.32980	162,409	$2,652,106	$1,998,173
	April 1, 2023	April 1, 2026	$17.20767	138,328	$2,380,303	$1,743,770
	Total			542,461	$7,882,410	$6,601,170
Glemser	April 1, 2025	April 1, 2028	$11.79031	117,046	$1,380,009	$1,384,476
	April 1, 2024	April 1, 2027	$16.32980	76,548	$1,250,014	$941,796
	April 1, 2023	April 1, 2026	$17.20767	72,468	$1,247,005	$913,536
	Total			266,062	$3,877,028	$3,239,808
Conrad[2]	June 3, 2025	April 1, 2028	$9.05097	80,655	$730,006	$954,026
	June 3, 2025	April 1, 2027	$9.05097	80,655	$730,006	$954,026
	June 3, 2025	April 1, 2026	$9.05097	73,934	$669,174	$874,527
	Total			235,244	$2,129,186	$2,782,579
Kerwin	April 1, 2025	April 1, 2028	$11.79031	61,916	$730,009	$732,372
	April 1, 2024	April 1, 2027	$16.32980	45,316	$740,001	$557,538
	April 1, 2023	April 1, 2026	$17.20767	37,193	$640,005	$468,857
	Total			144,425	$2,110,015	$1,758,767
McQuaig[3]	April 1, 2025	April 1, 2028	$11.79031	61,916	$730,009	$732,372
	April 1, 2024	April 1, 2027	$16.32980	33,987	$555,001	$418,154
	April 1, 2024	April 1, 2027	$16.32980	5,222	$85,274	$64,248
	April 1, 2024	April 1, 2026	$16.32980	5,222	$85,274	$64,248
	April 1, 2023	April 1, 2026	$17.20767	9,996	$172,008	$126,010
	Total			116,343	$1,627,566	$1,405,032
Notes:
1.	Performance multiples were applied as follows: 2026, 2027 and 2028 vesting at 1.0 times.
2.	Ms. Conrad joined Vermilion on May 5, 2025 as VP, Business Development and received a new hire award that vests in three installments over the next three years.
3.	Effective February 22, 2024, Mr. McQuaig was promoted and granted a promotion-related award, in addition to his annual award, which vests in three installments over three years, the first of which vested in 2025.

2026 Vermilion Energy Inc. Circular	104

Schedules

Equity Ownership and Changes from March 19, 2025 to March 18, 2026

Executive	Year	Shares	Value	Total Equity-at-Risk
				Share Ownership Requirement[1]	Multiple of Base Salary	Exceeds Requirement
Hatcher[2]	2026	264,159	$4,580,517	5 times base salary	7.6 times	Yes
	2025	217,006	$2,493,399
	Change	47,153	$2,087,118
Glemser	2026	221,490	$3,840,637	2 times base salary	9.0 times	Yes
	2025	193,067	$2,218,340
	Change	28,423	$1,622,297
Conrad	2026	47,353	$821,101	2 times base salary	2.3 times	Yes
	2025	-	-
	Change	47,353	$821,101
Kerwin	2026	242,546	$4,205,748	2 times base salary	11.8 times	Yes
	2025	214,449	$2,464,019
	Change	28,097	$1,741,729
McQuaig	2026	51,652	$895,646	2 times base salary	2.6 times	Yes
	2025	38,269	$439,711
	Change	13,383	$455,935

Notes:

1.	Share ownership requirement as at December 31, 2025.
2.	Mr. Hatcher must hold at least 2 times his annual base salary for at least 12 months following resignation or retirement.

Mr. Hatcher exceeds his share ownership threshold, which is set at five (5) times his base salary. When measured as a multiple of Total Direct Compensation (TDC), Mr. Hatcher's equity ownership currently stands at 1.1 times TDC.

Shares refers to Common Shares that are settled and have no holding restrictions.

Unless otherwise noted, the value is calculated based on the number of Common Shares multiplied by the closing price on the TSX of $17.34 on March 18, 2026 and $11.49 on March 19, 2025.

2026 Vermilion Energy Inc. Circular	105

Schedules

Schedule C - Additional Governance Documents

Board Mandate

The Board of Directors (the “Board”) is responsible for stewardship of Vermilion Energy Inc. (the “Corporation”) and providing independent oversight of the management of the business and affairs of the Corporation.

Certain responsibilities of the Board referred to in this Mandate may be delegated to committees of the Board and to management. The responsibilities of those committees are set out in their respective mandates and the responsibilities of management are carried out in accordance with the limits of authority established by the Board. The Board shall, directly or through a Board committee or management, carry out the duties referred to in this Mandate.

Board Composition

•	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee (the “GHRC”), approved by the entire Board and elected annually by shareholders of the Corporation
•	The Board shall be comprised of (i) at least 67% of independent directors; and (ii) a minimum of 30% of women directors, in compliance with the Company’s Diversity Policy

Executive Team and Compensation

•	Develop, as often as required, and review annually a clear mandate for the President and CEO, which includes a delineation of management’s responsibilities
•	In consultation with the President and CEO, approve the annual goals and objectives of the President and CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Provide advice and counsel to the President and CEO in execution of the President and CEO duties
•	Review and approve, the annual evaluation of the performance of the President and CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Review and approve the President and CEO and Executive Committee’s remuneration (including salary and short-and-long-term awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the GHRC
•	Establish limits of authority delegated to management, including spending authorizations

Board and Executive Succession Planning

•	Lead the Board succession planning processes, including the selection, appointment and development of the Chair of the Board, and the Board members
•	Appoint the President and CEO and other Executive Committee members and oversee executive succession planning process, including the appointment, development and monitoring of senior leaders and other high-potential employees
2026 Vermilion Energy Inc. Circular	106

Schedules

Culture of Integrity and Ethics

•	Promote a culture of integrity throughout the Corporation. The Board shall satisfy itself as to the integrity of the President and CEO and other members of the Executive Committee, and the success of the President and CEO and Executive Committee members in creating a culture and maintaining an integrity based corporate culture
•	Annually approve the Corporation’s Code of Business Conduct and Ethics (the “Code”) and monitor on-going compliance, approving any waivers from the Code for the benefit of any director or executive officer
•	Approve significant policies regarding all matters related to integrity and ethics, including conflicts of interest, related party transactions, facilitation payments and the treatment of confidential information

Strategic Planning Process

•	Participate with management in the development and approval of the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business
•	Approve capital and operating budgets, significant capital allocations and expenditures and declaration of dividends, which support the Corporation’s ability to meet its strategic objectives
•	Assess implementation, performance and effectiveness of approved strategic plans against the Corporation’s financial objectives
•	Review and approve all unbudgeted strategic projects, including but not limited to, acquisitions and material divestitures, and amendments or departures from established strategy proposed by management in light of changing circumstances
•	Approve the entering into, or withdrawing from, lines of business, countries of operation, and other matters that are, or are reasonably expected to be, material to the Corporation
•	Approve the commencement or settlement of litigation that may have a material impact on the Corporation

Risk Management and Compliance

•	Approve the Corporation’s risk framework
•	Oversee and assess policies and processes to identify and manage the principal risks of the Corporation’s business, and monitor risk management initiatives
•	Oversee the compliance management program that addresses applicable regulatory, corporate, securities and other compliance requirements
•	As required, review and approve the Corporation’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, compensation, and obtain assurance from management that they are being complied with
2026 Vermilion Energy Inc. Circular	107

Schedules

Internal Controls

•	Oversee the reliability and integrity of the Corporation’s internal control framework relating to financial, legal, ESG, information systems including cybersecurity, and other matters, and obtain assurances on a regular basis that these systems and controls are designed and operating effectively
•	Review and approve, prior to their release, the Corporation's annual and interim public reporting disclosure documents, including financial statements and related disclosures, the Corporation's Annual Information Form and annual statement of reserves data and other information (and related reports), and the filing thereof
•	Review accounting principles management has followed to provide accurate and complete financial reports in compliance with all legislated requirements, and approve any departure from or change in established accounting policy
•	Review and approve timely reporting of any developments that are material to the Corporation prior to their release

Environmental and Social (the “E&S”) Matters

•	Oversee the Corporation’s approach to E&S matters, including reporting, overseeing and monitoring management systems and processes relating to identification, evaluation, and management of related risks and opportunities, including those of the energy transition
•	Environmental matters include climate and natural capital issues such as greenhouse gas and air emissions, water, biodiversity (land and wildlife), waste and reclamation (ARO)
•	Social matters include human capital issues such as health and safety, equality, diversity and inclusion, employee wellbeing, and social capital issues such as human rights, relationships with local communities, and Indigenous relations

Corporate Governance

•	Oversee the Corporation’s corporate governance principles and practices
•	Establish appropriate structures and procedures to allow the Board to function independently of management, including holding an in-camera session with independent directors only at each Board and Committee meeting
•	Undertake regular evaluations of the Board, its Committees and individual directors, and review the composition of the Board, with a view to the effectiveness and independence of the Board and its members
•	Establish committees of the Board and annually review and approve their respective membership, mandates and the limits of authority delegated to each committee
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars
•	Provide a comprehensive orientation to each new director and ongoing training and development to all directors to enable each to perform at the highest standard
•	Review and approve the adequacy and form of the directors' compensation to ensure it is commensurate to the responsibilities and risks involved in being a director
2026 Vermilion Energy Inc. Circular	108

Schedules

Human Resources and Employee Compensation

•	Oversee the Corporation’s approach to addressing human resources challenges/opportunities and compensation philosophy
•	Review and approve material changes to employment contracts, termination and other special arrangements with executive officers, or other employee groups
•	Annually review and approve the corporate performance peer group and corporate performance scorecards
•	Approve matters related to all employees, including: (i) annual salary program; (ii) short- and long-term awards for employees globally; (iii) new benefit programs or material changes to existing programs

Communications and Public Disclosure

•	Oversee the Corporation’s communication and disclosure practices, including stakeholders outreach and communication
•	Approve the Corporation’s disclosure policy, which governs the release of information about the Corporation and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements
•	Authorize the President and CEO or the Chairman of the Board or any other director, to communicate with the shareholders or stakeholders on behalf of the Corporation

Independent Advice

•	The Board may, from time-to-time, require the expertise of outside resources. The Board has the authority, in its sole discretion, to select, retain (or obtain advice of), terminate and approve the retention terms of any outside adviser or other expert or consultant that it determines to be necessary to carry out its duties, after consideration of the independence of such adviser, expert or consultant including factors set forth in the rule of the NYSE and any factors required by applicable law, as appropriate

Mandate Review

•	Annually, or more frequently as deemed appropriate by the Board, review the adequacy of mandates for the Board, the Board Committees, and the Chair of the Board and amend or confirm the relevant mandates based on information received from the Board and Committee evaluation processes

You can find our remaining Board mandates on our website at vermilionenergy.com.

2026 Vermilion Energy Inc. Circular	109

Schedules

GHRC Annual Work Plan

Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate Governance	Review governance policies, practices and procedures	✓	✓			Approve
Board and Committees Mandates	Review mandates for the Board and each committee annually				✓	Approve
Policy Oversight and Compliance	Review Company's policies and monitor compliance and effectiveness.	✓				Approve
Board and Committee Composition	Review Board and committees' structure to ensure the Board is managed independently				✓	Approve
Succession and Development	Review Board succession plan	✓	✓			Approve
	Receive reports and review succession plan for the President and CEO and other executive team members	✓	✓			Review
Director Orientation and Development	Oversee director orientation and ongoing development				✓	Review
Board Annual Assessment	Oversee annual evaluation process for the Board, its committees, and the Board Chair	✓		✓	✓	Approve
Director Compensation	Review and recommend compensation for the Board, including share ownership	✓			✓	Approve
Human Resources Duties and Responsibilities						
Compensation Philosophy (Risk)	Review compensation philosophy and assess internal and external compensation risk factors			✓		Review
	Review executive share ownership policy and compliance	✓				Approve
Compensation Programs • peer group • scorecards • equity plans • program costs	Review and recommend: peer group, design of short-term and long-term scorecards, scorecard results, equity plan design to manage dilution and burn rate, global employees compensation program costs, including long-term incentive grants	✓			✓	Approve
Management Evaluation and Compensation	Review and recommend President and CEO's corporate goals and objectives	✓			✓	Approve
	Assist in the evaluation and review of the President and CEO		✓		✓	Approve
	Review and recommend President and CEO and other executives' compensation	✓				Approve

2026 Vermilion Energy Inc. Circular	110

Schedules

Schedule D - Omnibus Incentive Plan

Summary

Background

Employees, officers, non-employee directors, consultants and certain other specified service providers of Vermilion and its affiliates are eligible to participate in the Plan. Plan participants are eligible to receive Incentives pursuant to and in accordance with the Plan.

The Plan governs all incentives made after May 11, 2022.

After May 11, 2022, no one received grants of Share Awards pursuant to the Vermilion Incentive Plan, grants of DSUs pursuant to the Deferred Share Unit Plan, bonus payments pursuant to the Bonus Plan or employer contributions pursuant to the Employee Savings Plan. Those legacy plans will continue to govern outstanding awards for so long as such awards remain outstanding. The only awards that remain outstanding under these legacy plans are those granted pursuant to the DSU Plan.

In accordance with TSX requirements, unallocated entitlements under the Plan are subject to shareholder approval every three years. The next shareholder approval of unallocated entitlements and the Plan is scheduled for May 2028.

Administrative Amendments

In 2025, administrative amendments were made to the plan text to streamline administration, including the following changes:

•	Starting in 2026, DSU grants were transitioned to an annual grant structure, replacing the prior annual pricing and quarterly credit approach
•	The option for Vermilion to purchase shares on the open market on the Directors' behalf in lieu of retainers for Directors was removed

Summary of the Plan

A summary of the Plan is set forth below, and a full copy of the most recently filed Plan is available on SEDAR+ at www.sedarplus.ca under Vermilion’s profile (filed on March 20, 2025 under “Other Securityholders Documents”).

The principal purposes of the Plan include providing a competitive long-term incentive program to attract, and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

As set forth in the Plan (i) Share Awards may be granted to officers, employees and consultants of the Company and its affiliates (any such officer, employee or consultant to whom Share Awards are granted, a “Grantee”); (ii) DSUs may be granted to non-employee directors and other specified non-employee service providers of the Company and its affiliates (any such director or non-employee service provider designated to participate in the Plan, a “Designated Participant”); (iii) Employee Bonuses may be paid to employees of the Company or its affiliates (any such employee designated to receive an Employee Bonus, a “Bonus Participant”) and, (iv) Employer Contributions may be made in respect of personal contributions of employees enrolled in employee savings under the Plan (any such employee enrolled in employee savings, an “Employee Savings Participant”, and together with Grantees, Designated Participants and Bonus Participants, collectively, “Participants”).

2026 Vermilion Energy Inc. Circular	111

Schedules

The number of Common Shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to Common Shares issued from treasury, Incentives may be settled with cash or Common Shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

Condition	Plan Maximum
Reserved for issue from treasury	3.5% of the issued and outstanding Common Shares (less any Common Shares reserved for issuance pursuant to any other security-based compensation arrangements of the Company)[1,2]
Total issuable to any Participant	3.5% of the issued and outstanding Common Shares[1,2]
Notes:
1.	On a non-diluted basis. The number of Common Shares reserved for awards does not include the dividend equivalent that accumulates on underlying grants.
2.	No one Participant may be granted any Incentives which, together with all Incentives then held by such Participant, would entitle such Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and the number of Common Shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively (collectively, the “Insider Participation Limit”).

Share Awards

Under the Plan, employees, officers and consultants of Vermilion and its affiliates may be granted Share Awards (subject to the treasury reserve limit and the Insider Participation Limit). The number of Common Shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in three installments each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below), or on a subsequent date in certain circumstances if there is a blackout on trading Common Shares at that time. Share Award grants to employees are subject to proportionate adjustment for changes to employment status (for instance, a change to employment status from 1.0 to 0.8 full time equivalent would result in a 20% adjustment).

Within two and a half months of vesting (and in any event, no later than December 31 of the third year following the year in which the Share Awards were granted), at the Board's election, Common Shares, an equivalent cash value or a combination of cash and Common Shares, are issued to the Participant. Share Awards that vest before termination or any applicable notice date are paid in full. The following summarizes how unvested Share Awards (whether in whole or in part) are treated depending on the form of termination.

2026 Vermilion Energy Inc. Circular	112

Schedules

Form of Termination	Vesting and Exercise Provisions
Retirement

Subject to a retirement criteria as follows:

A minimum of 55 years old and minimum tenure of 10 years:

• share awards active less than one year expire on the retirement date

• share awards active for greater than one year, vest on schedule at 1.0 times

If a service provider does not meet this criteria, all share awards expire on the date of retirement

Voluntary resignation	Terminate on the date of resignation
Termination not for cause	Terminate on the date of termination for Share Awards that do not vest within 90 days of the date of termination
Termination for cause	Terminate on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Voluntary Leave of Absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Share Awards granted subject to 'double trigger' vesting provisions requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason

Once the form of settlement is determined by the Board, the vesting of Share Awards, issuance of Common Shares (as applicable) and sale of such Common Shares for taxes occurs automatically under the plan (and where this ceases to be automatic under the Plan, the vesting date of Share Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period).

2026 Vermilion Energy Inc. Circular	113

Schedules

DSUs

The Plan provides for grants of DSUs to non-employee directors and other specified non-employee service providers of the Company and its affiliates (subject to the treasury reserve limit and the Insider Participation Limit). Non-employee directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee director's annual remuneration and to the extent applicable, any meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and, to the extent applicable, any meeting fees, elected to be received in DSUs). Any discretionary grant to a non-employee director under any compensation plan of the Company or any affiliate shall, in respect of Common Shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs, granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee director pursuant to the Plan.

A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and, to the extent applicable, any meeting fees to be received in that particular calendar year in the form of DSUs, or combination of cash and DSUs. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). In the event that a Designated Participant fails to deliver a written notice of election to the Corporation by the applicable deadline, such Designated Participant shall be deemed to have elected the same allocation of compensation as was elected for the preceding year.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs granted will be credited to that DSU Account on an annual basis, with the number of DSUs to be credited determined by dividing the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for the applicable calendar year elected to be received in the form of DSUs by the fair market value per Common Share on the grant date (subject to pro-ration or cancellation with respect to any Designated Participant who is appointed or elected, or who ceases to be a Designated Participant, during the applicable calendar year. Where DSUs are granted in advance and a Designated Participant ceases to serve prior to the end of the calendar year, the Corporation shall be entitled to cancel any unearned DSUs or require repayment of their value). In all cases, DSUs have the same value on a particular grant date as the cash amount of the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for which DSUs are granted. Where the Common Shares are listed on a stock exchange (including the TSX or NYSE), fair market value for the purposes of the Plan will be the weighted average of the prices at which the Common Shares traded on such exchange for the five trading days preceding the particular date. DSUs are fully vested upon being credited to a Designated Participant's DSU account.

DSUs granted under the Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit).

2026 Vermilion Energy Inc. Circular	114

Schedules

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to 10 days after that Designated Participant's date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable) (“Date of Termination”); (b) fall within a blackout period that commenced prior to the director's Date of Termination; (c) be later than December 15 of the next calendar year after that Designated Participant's Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Employee Bonuses

The Plan provides employees of Vermilion and its subsidiaries with potential bonus compensation. Under the Plan, following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An employee must be an active employee (i.e. an employee other than an employee whose employment is terminated (for or without cause), including termination due to disability, death or other circumstances) to be eligible for an Employee Bonus.

An Employee Bonus may be paid in cash, Common Shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and Common Shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, Employee Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board's determination of bonuses. Common Shares issued as payment of a Bonus are priced at fair market value as of the date of the bonus determination by the Board (or on a specified date following the end of a blackout if the bonus determination occurs within a blackout period). If the Company is unable to issue Common Shares as payment of an Employee Bonus (for any reason), the Employee Bonus will be paid in cash.

Employee Savings

Eligible full-time and part-time employees in active employment of the Company (including NEOs) may enroll in employee savings pursuant to the Plan and elect to contribute a minimum of 1%, to a maximum of 7%, of a Participant's earnings to the Plan. For each Participant, Vermilion makes an Employer Contribution equal to 0.33 times the amount of each Participant's personal contribution. A Participant may make excess savings contributions up to a maximum of such Participant's earnings, however, excess contributions do not receive a corresponding Employer Contribution.

A Participant's personal contributions will be deposited with the Canadian chartered bank designated under the Plan (the “Bank”), and a Participant's excess contributions may be deposited with the Bank or with the administrative agent appointed under the Plan (the “Administrative Agent”) as directed in writing by a Participant. Employer Contributions in respect to a Participant's personal contributions will be deposited with the Administrative Agent. Where directed in writing by the Board, the Company may (subject to the treasury reserve limit and the Insider Participation Limit) elect to satisfy cash Employer Contributions by issuing Common Shares from treasury to the Administrative Agent (with the number of Common Shares determined with reference to the market price (as discussed below)). Each Participant will direct the Bank as to the use of a Participant's personal contributions and excess contributions deposited with the Bank.

2026 Vermilion Energy Inc. Circular	115

Schedules

Unless otherwise directed in writing by the Board, the Administrative Agent shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the Administrative Agent to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of Common Shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). Where (i) Common Shares are purchased through normal market facilities (entirely, or a portion together with a portion issued from treasury), the market price will be the weighted average purchase price of Common Shares purchased by the Administrative Agent through normal market facilities for such contribution period; or (ii) all Common Shares for a contribution period are issued from treasury, the market price will be the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the treasury issuance date. All Common Shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions on behalf of a Participant are at all times vested to such Participant.

A Participant may, upon notice to the Company, the Administrative Agent and (or) the Bank, withdraw Common Shares held by the Administrative Agent (or investments held by the Bank) or terminate the Participant's participation in employee savings pursuant to the Plan. A Participant's entitlement to make further personal contributions and excess contributions and to receive Employer Contributions in respect to personal contributions shall terminate immediately if: (i) the Participant becomes totally and permanently disabled; (ii) the Participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the Participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a Participant may be transferred and registered as directed by the Participant; sold with the net proceeds distributed to the Participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law). A Participant is not entitled to assign or transfer any interest in Common Shares held by the Administrative Agent (or investments held by the Bank) under the Plan other than in accordance with a withdrawal or termination.

Other Provisions

The Plan provides for it to be administered by the Board or such committee of the Board as the Board considers appropriate from time-to-time (the “Committee”), with authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. Recommendations and determinations of the Committee are subject to review and approval by the Board.

In the event the Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, the Common Shares are converted into or exchangeable for any other securities, the Board may adjust the Plan and outstanding Incentives to prevent substantial dilution or enlargement of the rights of Participants.

The Board may amend, suspend, terminate or discontinue the terms and conditions of the Plan and Incentives under the Plan at any time. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX (as may be required), and shall take effect only with respect to Incentives payable, granted or to be made, as applicable, after the effective date of such amendment (provided it may apply to any outstanding Incentives with the mutual consent of the Company and the applicable Participant(s)).

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Amendments (i) to cure any ambiguity, error or omission in the Plan (or correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan); (ii) to comply with applicable law (or the requirements of any stock exchange on which the Common Shares are listed); (iii) respecting administration and eligibility for participation under the Plan; (iv) that change the terms and conditions on which Incentives may be (or have been) payable, granted or made, as applicable; (v) that change the early termination provisions of an Incentive or the Plan which does not entail an extension beyond the original expiry date; or (vi) that are of a “housekeeping nature”, do not require shareholder approval under the Plan.

Without shareholder approval no amendment may: (i) increase the number of Common Shares reserved for issuance under the Plan; (ii) remove or exceed the Insider Participation Limit; (iii) result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Insider; (iv) permit the Company or any affiliate to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives; (v) amend the Employer Contribution amount; (vi) result in any cancellation and reissue of Incentives; (vii) change the class of eligible participants in the Plan which would have the potential of broadening or increasing participation by Insiders of the Company; (viii) provide for any Incentive (other than DSUs) to be payable, granted or made to any director pursuant to the Plan; (ix) amend the amendment provision of the Plan; (x) extend the expiry date of Incentives under the Plan beyond the expiry date provided for under the provisions of the Plan; or (xi) make any amendment to the Plan that permits a Participant to transfer or assign an Incentive to any Person other than in the case of the death of the Participant for normal estate settlement purposes.

The Company may, without amending the Plan, modify the terms of Incentives for Participants who are foreign nationals or who provide services to the Company or any affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions (and reflect any such modification in the applicable award agreement relating thereto).

The Company is entitled under the Plan to deduct and withhold (from any amounts otherwise payable under the Plan to a Participant) amounts in respect of taxes (with such amounts so deducted, withheld and remitted treated as having been paid to the Participant), and to satisfy its withholding tax obligations by (as applicable): (i) the withholding of a cash amount; and (or) (ii) the withholding and sale of a number of Common Shares (from any Common Shares otherwise deliverable to the Participant in accordance with the terms of the Plan) that, in aggregate, are sufficient to satisfy the total withholding tax obligations (with any remaining cash or proceeds therefrom to be paid or released to the Designated Participant).

Incentives may not be assigned, sold, transferred, pledged or charged, and Common Shares (if any) or cash deliverable or payable pursuant to the Plan shall only be delivered or paid to a Participant personally except that if a Participant dies, Common Shares or cash may be delivered or paid to the Participant's estate. A Participant does not possess any incidents of ownership of any Common Shares (including the right to exercise voting rights in respect of any such Common Shares) unless and until any Common Shares are delivered to a Participant in accordance with the terms of the Plan. Under the Plan the Company and its affiliates are not permitted to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives.

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Nothing in the Plan (or in any award agreement relating thereto) confers upon any employee (whether or not a Participant) the right to be restricted in the service of the Company or upon any employee (whether or not a Participant), non-employee director or non-employee service provider the right to continue in the employ or service of the Company or an affiliate.

Tables

Shares Reserved and Issued as of December 31, 2025

The Company has the option to settle LTIP awards with treasury-issued Common Shares, market-purchased Common Shares, cash or a combination thereof. The Company manages the issuance of Common Shares from treasury to ensure that treasury share issuances do not exceed the 3.5% rolling-reserve limit under our equity compensation plans.

As at December 31, 2025, outstanding LTIP awards represented approximately 3.60% of the Company’s rolling share reserve, resulting in a temporary exceedance of the plan limit. This outcome was driven by the Company’s significant share repurchase activity between 2022 and 2025, which reduced issued and outstanding shares and correspondingly reduced the rolling reserve calculation. The Company continues to actively manage dilution through a balanced approach to incentive compensation, including the settlement of a portion of awards in cash.

Authorized Share Reserves (of Outstanding Shares)	Outstanding Awards (of Outstanding Shares)[1]		Reserves Available for Future Awards (of Outstanding Shares)[2]
5,353,237 (3.50%)	5,512,728 (3.60%)		0 (0.00%)
	LTIP - Omnibus[3]	4,896,502
	DSU -Omnibus[3]	336,899
	DSU - Legacy[4]	279,327
Notes:
1.	The number of Common Shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding Common Shares from time-to-time.
2.	0 Common Shares remain available for future issuance under all plans based on a 3.5% rolling reserve.
3.	Awards granted after May 11, 2022 were granted under the Omnibus Plan. A summary of the Omnibus Incentive Plan can be found in Schedule D.
4.	DSUs granted before May 11, 2022 were granted under the Legacy DSU Plan. A summary of the Legacy DSU Plans can be found under Schedule E.

Three-Year December 31 Burn Rate

Year	Share Awards Granted	DSUs Granted	Bonus Plan Shares[1]	Savings Plan Shares	Weighted Average Outstanding Shares	Burn Rate
						Share Awards	DSUs	Bonus Plan	Savings Plan	Total
2025	3,061,367	108,335	-	-	153,863,338	1.99%	0.07%	- %	- %	2.06%
2024	1,916,595	98,572	-	72,123	158,068,424	1.21%	0.06%	- %	0.05%	1.32%
2023	1,693,651	106,644	600,258	54,712	163,718,508	1.03%	0.07%	0.37%	0.03%	1.50%
Average Three-Year Burn Rate						1.41%	0.07%	0.12%	0.03%	1.63%
Notes:
1.	Bonus paid in the noted year is for the prior performance year. The 2023 and 2024 bonus, paid in 2024 and 2025 respectively, were issued in cash.

Grants are as of the award date and do not include cancellations or the value of reinvested dividends. The number is calculated assuming a performance factor of 1.0 times.

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Schedule E - Legacy Incentive Plan

DSU Plan

The DSU (Deferred Share Unit) Plan, which was operated from April 25, 2019, to May 10, 2022, provided deferred compensation to non-employee directors and certain other service providers. However, this plan has been replaced by the Omnibus Incentive Plan for grants made after May 11, 2022.

Under the DSU Plan, participants could elect to receive part of their annual remuneration in the form of DSUs, cash, or a combination. DSUs vested immediately on the grant date and can be settled in Common Shares, cash, or both. DSUs were credited to a participant's account based on the value of their elected remuneration and the share price on the grant date. Participants can redeem DSUs after their termination, subject to certain conditions.

The DSU Plan had a rolling reserve of 3.5% and required shareholder approval every three years. This plan is no longer active and has been superseded by the Omnibus Incentive Plan. However, deferred share units granted under the DSU Plan prior to May 11, 2022 that remain outstanding continue to be subject to the terms of the DSU Plan. To see the number of outstanding units, see Shares Reserved and Issued as of December 31, 2025 on page 118.

As a part of the plan, (i) no participant could have been granted any DSUs that, together with all DSUs then held by such participant, would entitle the participant to receive a number of Common Shares exceeding 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (a) issued to a participant and any other insiders of the Company within any one-year period, and (b) issuable to a participant and any other insiders of the Company at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, may not exceed 10% of the Company’s total issued and outstanding Common Shares.

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time. Any amendment shall be subject to consent of the applicable regulatory authorities (including the TSX), and will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). Without shareholder approval, no amendment may:

•	increase the maximum number of Common Shares issuable under the DSU Plan;
•	amend the limits on participant participation;
•	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a participant;
•	change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;
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•	amend the amendment provision of the DSU Plan; or
•	make any amendment to the DSU Plan that permits a participant to transfer DSUs to any person, other than in the case of the death of the participant.
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Schedule F - Advisory Statements

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated. This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”). For additional information on non-standardized and non-GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 4, 2026, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2025. A copy is available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov and our website at vermilionenergy.com.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, Task Force on Climate-related Financial Disclosures, International Sustainability Standards Board and Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Forward-looking Statements

Certain statements included or incorporated by reference in this document may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking statements or information”).

Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “continue”, “on track”, “target”, “focus”, “grow”, “will”, “may”, “could”, or similar expressions or words suggesting future outcomes or statements regarding future events, performance, objectives, strategies or outlook. Forward-looking statements or information in this document may include, but are not limited to and information with respect to the characterization and positioning of our global gas portfolio, including our ability to deliver sustainable free cash flow; business strategies, objectives and priorities, including sustainability and compensation related matters; Vermilion’s budget; the return of capital, the flexibility of Vermilion’s capital program and operations; maximizing shareholder value; Vermilion’s 2026 guidance, including future production levels, capital efficiency and operating costs; the Meeting, including timing and matters to be considered thereat; future production levels and the timing thereof; future board and executive compensation, including STIP award and LTIP award grants and the terms of such awards; succession planning; and termination and change of control obligations.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory, government and third-party approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates and inflation rates; the accuracy of the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company; the ability of the Company to identify, execute on and realize the anticipated benefits of attractive mergers and acquisitions opportunities; the ability of the Company to conduct operations in a safe manner; political stability of the areas in which the Company operates; the effects of changes to international trade policies; the accuracy of the Company’s 2026 budget; the ability of the Company to retain key employees; production and decline rates; the absence of significant adverse changes to the legislative and regulatory frameworks, including regarding royalties, taxes and environmental matters; the political, economic and social states of the capital markets; global economic conditions; the ability of the Company to execute plans, including exploration and development plans; the success of present and future wells; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

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Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: commodity prices; exchange rates; production and sales volumes; interest rates; geopolitical tensions; global tariffs; volatility of oil and gas prices; constraints at processing facilities and/or on transportation; volatility of foreign exchange rates; volatility of market price of Common Shares; hedging arrangements; inflationary pressures; increase in operating costs or a decline in production level; operator performance and payment delays; weather conditions; cost of new technology; tax, royalty, and other government legislation; government regulations; policy and legal risks; political events and terrorist attacks; discretionary nature of dividends and share buybacks; additional financing; debt service; variations in interest rates and foreign exchange rates; environmental legislation; hydraulic fracturing regulations; climate change; competition; international operations and future geographical/industry expansion; acquisition assumptions; failure to realize anticipated benefits of prior acquisitions; reserves estimates; cyber security; accounting adjustments; ineffective internal controls; the potential for new and increased U.S. tariffs and protectionist trade measures on Canadian oil and gas imports; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities. Vermilion’s 2026 guidance and the assumptions related thereto are discussed in the MD&A, available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov and on our website at www.vermilionenergy.com.

Many factors could cause Vermilion’s or any particular business unit’s actual results, performance, or achievements to vary from those described in this document, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as “anticipated”, “believed”, “expected”, “planned”, “intended”, “estimated”, “proposed”, “sought”, “forecasted”, “projected”, “targeted” or similar words and such forward-looking statements included in this document should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion’s future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. The forward-looking statements or information contained in this document are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

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Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in the AIF, available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and on our website at vermilionenergy.com.

Non-GAAP and Other Specified Financial Measures

This document and other materials released by Vermilion include references to certain financial measures which do not have standardized meanings under IFRS and are therefore considered non-GAAP financial measures, non-GAAP ratios or capital management measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (“FFO”): Fund flows from operations (FFO) is a non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. Management uses fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Information is included in this document by reference and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Free cash flow (“FCF”) and excess free cash flow ("EFCF"): Free cash flow and excess free cash flow are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Information is included in this document by reference and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

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Capital expenditures (“CAPEX”): A non-GAAP financial measure that is most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Information is included in this document by reference and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Net debt: Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt. Net debt is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital, a non-GAAP financial measure described in the MD&A. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. Information is included in this document by reference and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Net debt to four quarter trailing fund flows from operations: Net debt to four quarter trailing FFO is a non-GAAP ratio. Management uses net debt to four quarter trailing FFO to assess the Company’s ability to repay debt. Net debt to four quarter trailing FFO is calculated as net debt (a capital management measure described above) divided by FFO from the preceding four quarters. Information is included in this document by reference and can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Relative total shareholder return (“TSR”): Relative total shareholder return is a non-GAAP ratio. Calculated as the change in Common Share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period. Information is included in this document by reference and can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

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Abbreviations

boe: barrel of oil equivalent, including: crude oil, condensate, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d: barrel of oil equivalent per day

CO2: carbon dioxide

DCET: capital spent to drill, complete, equip and tie-in a well mcf: thousand cubic feet

MM: million

PRRT: Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

tCO2e: tonne of carbon dioxide equivalent

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Schedules

Schedule G - Meeting Guide

To Start

This year, the Meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time. You may also provide voting instructions before the Meeting by completing the form of proxy or voting information form that has been provided to you.

To Participate Online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: https://meetings.lumiconnect.com/400-593-993-161.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

You will need the following information to login:

•	Meeting ID: 400-593-993-161
•	Password: vermilion2026
•	Registered Shareholders: The control number listed on your form of proxy.
•	Appointed Proxy: The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxy: Select "I have a login"

Guest: Select "I am a guest" and fill in the form

Registered Shareholders: Enter the control number listed on your form of proxy and the password vermilion2026

Appointed Proxy: Enter the control number or username provided by the transfer agent and the password vermilion2026

Once logged in, you will see the home page, where you can access the Meeting information, documents and the broadcast.

To watch the Meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the Meeting has started.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the Meeting. If you are a non-registered holder and wish to attend and participate at the Meeting, you should carefully follow the instructions set out on your voting information form and in the Circular relating to the Meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

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Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

You can change your votes until the end of the voting period by simply selecting another choice.

You will continue to hear the Meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the chair.

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EXCELLENCE

We continuously improve and aim for exceptional results in everything that we do.

TRUST

We operate with honesty, transparency and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity and treat every individual with dignity and respect.

RESPONSIBILITY

We care for each other, the environment and the company, and aim to enrich the communities in which we live and work.

VERMILION ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com